UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Form 6K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a16 OR 15d16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For March 11, 2026 Harmony Gold Mining Company Limited Randfontein Office Park Corner Main Reef Road and Ward Avenue Randfontein, 1759 South Africa (Address of principal executive offices) *- (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.) Form 20F ☒ Form 40F ☐ (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

INTERIM RESULTS for the six-month period ended 31 December 2025 (H1FY26)* Harmony Gold Mining Company Limited Incorporated in the Republic of South Africa Registration number: 1950/038232/06 JSE share code: HAR NYSE share code: HMY ISIN: ZAE000015228 (Harmony or the Company) HARMONY'S INTERIM DIVIDEND DOUBLES ON NEW POLICY ALONGSIDE COPPER GROWTH Johannesburg, South Africa. Wednesday, 11 March 2026. Harmony Gold Mining Company Limited (Harmony or the Company) is pleased to report our financial and operational results for H1FY26. ›

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 1 MESSAGE FROM THE CHIEF EXECUTIVE OFFICER OVERVIEW During the period under review, we further reinforced Harmony’s position as a higher‑quality, lower‑risk global producer of gold and copper. Our strategy remains anchored in safe, predictable and profitable production that delivers resilient cash flows and supports disciplined, long‑term growth. Safety remains our first value. We are encouraged by the continued improvement in our lost‑time injury frequency rate, which has remained below 5.00 per million hours worked, for three consecutive quarters. This reflects strengthened ownership across the business. Our commitment to achieving zero harm remains non-negotiable. Gold remains core to Harmony. Expanding into copper is an intentional step to enhance portfolio quality and long‑term durability. Our capital allocation framework is measured, disciplined and value‑focused, to enhance operational consistency, strengthen margins and support predictable cash flows. Even in an elevated commodity price environment, capital discipline remains paramount. We deploy capital prudently on a risk‑adjusted basis across safety, sustaining our orebodies, greenfield projects, brownfield expansions and shareholder returns – ensuring we create long-term value through commodity price cycles. Our strengthened cash generation has enabled us to revise our dividend policy to ensure that up to 50% of our net free cash is returned to investors, reflecting our commitment to delivering tangible, consistent and attractive cash returns. Our approach ensures that investors benefit today through sustainable and enhanced dividends, while also participating in the long‑term value we are creating across our portfolio. Maintaining a balance sheet well below our 1x net debt/EBITDA threshold, positions us to both fund future growth and continue rewarding shareholders. Operationally, we remain on track to meet our full‑year production, cost and grade guidance and the exceptional gold price environment has further supported another strong financial performance. This combination of operational discipline and favourable market conditions has translated into robust cash generation. Based on current projects, we expect to produce approximately 100 000 tonnes of copper per annum within the next three years, once the Eva Copper Project is completed. This will establish Harmony as a world‑class gold producer with a meaningful copper footprint. Against this backdrop, I am pleased to report that Harmony has once again delivered solid operational and financial results for H1FY26, demonstrating the strength of our strategy and the quality of our people. Safety • Safety strategy continues to progress, lowest ever LTIFR1 of 4.23 per million hours worked (H1FY25: 5.52) Operational excellence • Over a decade of production consistency as we remain on track to meet full-year production, grade and cost guidance • CSA copper guidance of 17 500 to 18 500 tonnes at a C1 cash cost of US$2.65/lb to US$2.80/lb and grade of above 3.50% for the financial year • Group gold production of 22 522kg (724 099oz), down 9% due to temporary challenges in second quarter of FY26 • Underground recovered grade decreased by 11% to 5.72g/t due to lower metallurgical recoveries; face grades remain in line with plans • All-in sustaining cost (AISC) increased by 21% to R1 180 367/kg (US$2 115/oz), in line with guidance and mainly due to lower production Financial returns • Operating profit increased by 61% to R16 107 million (US$930 million) from R10 003 million (US$559 million) • Average gold price received (including hedge) up 36% to R1 909 849/kg (US$3 421/oz) from R1 405 020/kg (US$2 437/oz) • Group revenue up 20% to R44 400 million (US$2 557 million) from R37 141 million (US$2 071 million) • Basic earnings per share up 24% to 1 563 SA cents (90 US cents) Capital allocation • Revised dividend policy paying up to 50% of net free cash5 out to shareholders • Interim dividend2, 3 declared of 530 SA cents (32 US cents), and record payout of record R3 383 million (US$204 million) • Robust balance sheet with net debt/EBITDA4 of 0.18 times • Liquidity of R14 819 million (US$895 million) in cash and undrawn facilities Gold and copper growth • Maiden copper production from newly acquired CSA mine with integration underway • Eva Copper final investment decision approved by board on 24 November 2025, construction underway • Brownfield extension projects continue to advance SALIENT FEATURES for the six-month period ended 31 December 2025 (H1FY26) vs six-month period ended 31 December 2024 (H1FY25) SALIENT FEATURES for the six-month period ended 31 December 2025 (H1FY26) vs six-month period ended 31 December 2024 (H1FY25) * The condensed consolidated financial statements for the six-months ended 31 December 2025 on pages 22 to 53 have been reviewed by our external auditors, Ernst & Young Inc. Adjusted free cash flow, cash operating costs, total all-in sustaining costs, total all-in costs, reconciliation of non-GAAP measures and the convenience translation are considered to be pro forma financial information in terms of the JSE Listings Requirements and have been extracted, without adjustment. 1 LTIFR – lost time injury frequency rate per million hours worked 2 See dividend notice on page 11 for the details 3 Illustrative equivalent based on the closing exchange rate of R16.55/US$1 as at 6 March 2026 4 EBITDA – Earnings before interest, tax, depreciation and amortisation as defined, also excludes unusual items such as impairment and restructuring cost: rolling 12-month historical 5 Net free cash is defined as operating free cash flow after capital, interest, tax, corporate and other expenses. ›‹

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

RESPONSIBLE STEWARDSHIP

Safety: Proactive strategy continues to deliver improvements

Nothing matters more than ensuring every person returns home safely, every day. Our people are our most important assets and we remain unwavering in our commitment to zero loss of life. Tragically we lost one colleague in the second quarter of the financial year. We remember and honour the life of Mr Markus Bekker, electrician at Mponeng, 26 October 2025 (Q2FY26).

Through our Thibakotsi's humanistic culture transformation we are embedding personal ownership across the organisation. This is supported by our Accountability Model, Risk Response Protocol and disciplined learning from incidents.

Our proactive focus on leading indicators, continues to drive quarter-on-quarter progress across our key safety measures. Performance and scorecard remuneration has been amended and is now linked to both leading and lagging indicators. Leading indicators include Workplace Hazard Ratings and Loss-of-life Critical Control Checks while lagging indicators include LTIFR. This year we made progress, delivering a loss-of-life free first quarter and all major indicators improving year on year – evidence of the discipline, consistency and accountability across the organisation.

Our safety non-negotiables are clear and constant: golden control compliance, effective management and supervisory routines, and life-saving behaviours – everywhere, every shift. This is how we deliver safe, predictable production and live our pillar of Responsible Stewardship until zero harm is a reality for every person at Harmony.

Indicator per million hours worked	H1FY26	H1FY25
LTIFR[1]	**4.23**	5.52
RIFR[2]	**2.82**	3.38
LLIFR[3]	**0.02**	0.02

1. Lost time injury frequency rate 2. Reportable injury frequency rate 3. Loss of life injury frequency rate

Embedded sustainability

Sustainability is embedded in how we run the business and is integral to holistic risk management. We are advancing our science-based pathway to net-zero by 2045, with the 100 MW Moab Khotsong PV plant scheduled to begin phased commissioning in April 2026. This progress is supported by a growing pipeline of renewable-energy initiatives that strengthen operational resilience by reducing emissions exposure and mitigating power-price volatility.

Harmony's 2025 CDP results highlight our leadership in water stewardship, earning a Leadership score of A- in Water Security and a Management score of B in Climate Change, both improved from prior years. The 2025 CDP scores further reflect a mature, well-governed and transparent approach to environmental management, further demonstrating our commitment to sustainability, while also positioning the company as a benchmark for responsible mining within the gold sector.

Our community programmes will continue to grow alongside our rehabilitation and environmental stewardship work. This integrated approach of combining climate action, operational discipline and meaningful social investment, ensures we remain responsible custodians of the assets and communities entrusted to us, while building a more resilient, competitive and future-focused Harmony.

CAPITAL ALLOCATION ANCHORED IN DISCIPLINED, LONG-TERM VALUE CREATION

Revised dividend policy returns more of our net free cash* to shareholders

After careful consideration of our capital requirements, capital structure, through-the-cycle macroeconomic conditions and current strong cash flow generation, we are pleased to announce that we have revised our dividend policy to provide shareholders with enhanced upside participation.

Harmony has amended its dividend policy to allow for up to 50% of net free cash* to be returned to shareholders, subject to the discretion of the board and net debt to EBITDA (leverage) levels.

The revised policy now includes an improved base dividend, which has been increased from 20% to 30% of net free cash*. In addition, an upside dividend may be paid, based on leverage levels.

When leverage is equal to or above 0.5x and below 1x, only a base dividend of 30% of net free cash* is payable. As leverage improves, the board may at its sole discretion consider an upside dividend of up to 20% of net free cash*.

In-line with our new dividend policy, we are pleased to announce an interim dividend of 530 SA cents (32 US cents**) per share for this reporting period, resulting in a rolling 12-month dividend yield of 2.2% based off the closing JSE share price of R318.11 on 6 March 2026. It also represents a total payout of 43% of net cash*. The total dividend payout for this reporting period is a record R3 383 million (US$204 million).

* *Net free cash is defined as operating free cash flow after capital, interest, tax, corporate and other expenses.*
** *The dividend was converted using a closing exchange rate of R16.55/US$1 at 6 March 2026.*

Balance sheet strength and flexibility maintained

We have maintained a healthy balance sheet which is in a net debt position of R5 544 million (US$335 million) after the acquisition of MAC Copper. EBITDA for the reporting period increased by 39% to R18 004 million (US$1 037 million) in H1FY26 from R12 924 million (US$721 million) in H1FY25. Our annualised net debt/EBITDA was 0.18 times as at 31 December 2025 and comfortably below the 1 times internal threshold. At current levels we expect to be back in a net cash position by the end of the financial year.

We had R14 819 million (US$895 million) available in cash and undrawn facilities as at 31 December 2025. We are therefore well-positioned to continue funding all our operational needs alongside our various growth projects while paying a consistent and enhanced dividend.

We are actively assessing our capital structure to maintain an efficient balance sheet that is appropriately matched to both our funding needs and the strength of our cash-flow generation.

HARMONY
Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 2

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 3 Investing in our future: allocating capital towards quality orebodies Group capital expenditure (excluding Eva Copper) for H1FY26 increased by 35% to R6 391 million (US$369 million) from R4 725 million (US$263 million) in H1FY25. In addition to higher sustaining capital, much of this was allocated to advancing our major projects currently in execution. Our planned capital expenditure is accelerating the shift in Harmony’s portfolio towards a more profitable company with improved valuations. This is transformational capital designed to lower risk, lift margins and increase exposure to higher‑quality, gold and copper production – and not simply sustain the status quo. By investing now in quality, longer‑life orebodies, we materially strengthen future cash flow potential and position Harmony to deliver structurally higher returns as we move down the global cost curve. Within three to five years, these investments will reshape the company’s fundamentals and unlock a far more competitive, resilient and value‑accretive portfolio. Project execution excellence is therefore a non‑negotiable component of our operating model. Further information on our expansion projects and acquisition can be found under the International section below. Our Moab Khotsong and Mponeng extension projects are progressing well while the Kareerand extension project at Mine Waste Solutions and decline project at Target 1 are both complete. Other brownfield projects underway include the Doornkop extension and the life-of mine extension at Hidden Valley in Papua New Guinea. Studies are underway to convert additional Resources to Reserves through the Free State and West Wits Reclamation projects. Revenue, earnings growth and shareholder returns The higher gold price continued to translate directly into improved group revenue and operating profit. For the period, operating profit increased by 61% to R16 107 million (US$930 million) from R10 003 million (US$559 million) in H1FY25. Operating profit was partially impacted by derivative losses of R1 039 million (US$60 million), mainly relating to the silver derivative loss at Hidden Valley. Group revenue increased by 20% to R44 400 million (US$2 557 million) from R37 141 million (US$2 071 million). This increase was mainly due to the higher average gold price received, which increased by 36% to R1 909 849/kg (US$3 421/oz) from R1 405 020/kg (US$2 437/oz) in H1FY25. Strong gold revenue for the reporting period was partially offset by a realised hedge loss of R4 483 million (US$258 million). Silver revenue decreased by 27% to R740 million (US$43 million) from R1 008 million (US$56 million), due to a 52% reduction in Hidden Valley silver production. This was partially offset by a 46% increase in the average silver price received to R25 282/kg (US$45.12/oz). Uranium revenue decreased by 47% to R240 million (US$14 million) from R449 million (US$25 million), mainly due to a 44% decrease in uranium sold as a result of shipping delays. Uranium production at Moab Khotsong declined by 13% to 235 414lb, while prices remained broadly flat at US$82.08/lb. Copper revenue from the CSA mine totalled R417 million (US$24 million) in the first two months since acquisition. This marks Harmony’s maiden entry into copper production as we delivered 3 913 tonnes, establishing a new chapter in our history and positioning Harmony to benefit from long‑term demand for future‑facing metals. The variance between operating profit and earnings for the period was mostly driven by transitionary, non‑cash or acquisition‑related items, as well as higher current taxation. These are associated with growth, profitability and the investment in long‑life, value‑accretive assets. Harmony’s underlying fundamentals remain strong, and the increase in operating profit reflects the health of the core business. The key items impacting earnings for the period were: • acquisition‑related costs: R1 379 million (US$79 million) from the MAC Copper transaction, mainly stamp duty • non‑cash fair‑value adjustments: R861 million (US$50 million) on CSA’s copper and silver streaming arrangements. These do not affect operating performance (refer to note 15 in the financial statements) • increased financing costs: R708 million (US$41 million), including R188 million (US$11 million) related to the bridge facility used for the acquisition • higher current tax expense: up by 86% to R3 585 million (US$206 million) from R1 928 million (US$107 million), mainly due to higher mining taxes driven by significantly improved profitability. As result of the above, basic earnings per share increased by 24% to 1 563 SA cents (90 US cents) from 1 265 SA cents (71 US cents). Headline earnings per share rose by 13% to 1 431 SA cents (82 US cents) from 1 270 SA cents (71 US cents). The Harmony share price performed well over the 12-month period ending 31 December 2025. On the JSE, the share price increased by 124%, closing at R337.08. On the NYSE, the share price rose by 142%, closing at $19.90. Derivatives and hedging We continue to apply our hedging strategy with discipline because we believe it is a prudent risk management tool given our project pipeline and higher capital expenditure planned over the next three years. We do not speculate on the gold price and hedging allows us to lock in margins, protect cash flows and reduce the impact of potential adverse commodity and currency movements. This in part allows us to meet our capital and growth commitments through the cycle. Hedging helps safeguard the business, protect returns and maintain financial flexibility, so that we can continue delivering sustainable value across commodity cycles. The record gold prices continue providing an excellent opportunity to replace maturing hedges with new ones as they expire, locking in higher margins in line with our hedging policy. The gold hedge book was maintained at between 10% and 30% of production over a rolling 36-month period. The average floor and ceiling price on our rand gold zero cost collar book of 552 000oz stood at R1 922 834/kg and R2 169 635/kg respectively. The longer dated maturities reflect higher protection levels being locked in off the recently higher spot gold price. The increase in derivative losses is mainly driven by the significant rise in the silver spot price during the period, which moved further above the average locked‑in cap prices of the outstanding silver collar contracts. This resulted in a loss of R1.1 billion (US$63 million), partially offset by the realised foreign exchange derivative gain of R236 million (US$14 million). Refer to notes 2 and 9 in the financial statements for details on the derivative programme. ›‹

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

Cash flow and margins

Group adjusted free cash flows (cash generated from operating activities adjusted for capital expenditure) increased by 4%, to R5 965 million (US$344 million) from the previous half-year record of R5 729 million (US$320 million) set in H1FY25. Group adjusted free cash flow margins decreased to 14% from 16% in the previous reporting period.

OPERATIONAL EXCELLENCE: OVER A DECADE OF CONSISTENCY THROUGH SAFE, PREDICTABLE PRODUCTION

Safety, operational predictability and mining discipline remains central to delivering on our plans. Consistent control of key quality metrics including maintaining optimal stoping widths, driving sweeping compliance and reducing off-reef mining ensures that every face contributes quality tonnes at the right grade. At the same time, strengthening mining flexibility through well-sequenced development, improving productivity across crews and enhancing critical infrastructure all help reduce variability and create the resilience needed to meet plan. A safe mine is a productive mine and having embedded these disciplines shift after shift, we are delivering the tonnes to ensure we protect margins and support the sustainable delivery of long-term value.

Production and grade

Group gold production for the period decreased by 9% to 22 522kg (724 099oz) from 24 816kg (797 854oz) in H1FY25. As previously disclosed in the 3 February 2026 operational update, this was marginally below plan due to lower metallurgical recoveries, tectonic-related mill motor failure at Hidden Valley and a deferment of the final Hidden Valley shipment to January 2026. Production was further impacted by the industry-wide cyanide shortage in South Africa following Sasol's force majeure. Despite these temporary headwinds, we remain on track to meet full-year guidance and deliver as planned.

Underground recovered grades decreased by 11% to 5.72g/t from 6.40g/t in the previous reporting period. Underground face grades remain in line with plan while recoveries have normalised.

Disciplined cost control

Harmony is a predominantly rand-cost producer and currency volatility remains part of our reality. What matters is controlling what we can and how we respond to external factors beyond our control. Cost discipline has always been at the heart of Harmony's success, and in H1FY26 we again kept our unit cost increases predictable and within guidance despite inflation, higher royalties and a volatile macro backdrop. The rand strengthened by 3% to an average of R17.36/US$1 in H1FY26 from R17.94/US$1 in the comparable reporting period, which negatively affected the translation of our costs into US dollars. We do not lower cut-off grades simply because the gold price is strong as this drives costs up in the long term. Meticulous planning, stringent cost controls and quality mining is crucial to protect margins.

In line with plan, total cash operating costs net of by-product credits in H1FY26 increased by 12% to R22 552 million (US$1 299 million) from R20 195 million (US$1 126 million) in H1FY25. This was mainly due to the above-inflation tariff electricity increases in South Africa which resulted in a 14% increase in total electricity costs. Royalties increased by 60% or R490 million (US$30 million) due to higher revenue and profitability. Total labour costs, which makes up over half of our cash operating costs, remain predictable and controlled due to the five-year wage agreement that is in place in South Africa until June 2029. Labour costs increased by 6%, below our planned mining inflation.

The newly acquired CSA copper mine contributed R378 million (US$22 million) to our costs. Excluding CSA, total cash operating costs increased by 10% to R22 174 million (US$1 277 million).

On a per unit basis (gold operations only):

- Cash operating costs increased by 21% to R984 549/kg (US$1 764/oz) from R813 791/kg (US$1 411/oz)
- AISC increased by 21% to R1 180 367/kg (US$2 115/oz) from R972 261/kg (US$1 686/oz), well within guidance
- AIC increased by 26% to R1 313 869/kg (US$2 354/oz) from R1 043 918/kg (US$1 810/oz).

Performance by operational groupings

South African underground high-grade operations

Adjusted free cash flows from Mponeng and Moab Khotsong increased by 6% to R5 473 million (US$315 million) from R5 164 million (US$288 million) in H1FY25. Mponeng delivered another strong operational performance with adjusted free cash flows increasing by 30% to R4 877 million (US$281 million) from R3 761 million (US$210 million) in the comparable six months. Mponeng continues to deliver and recovered grades remained steady at 10.85g/t, well above reserve grade. This mine continues to perform exceptionally well. At Moab Khotsong, recovered grades declined by 24% as a result of planned adjustments to the mining sequence at the Great Noligwa shaft pillar, together with variability in mining mix. This was implemented to address structural seismic considerations and ensure long-term operational integrity as we continue to mine out the middle mine.

South African underground high-grade	Unit	H1FY26	H1FY25	Y-on-y (%)
Production	kg	7 765	8 985	(14)
Recovered grade	g/t	8.86	10.20	(13)
Cash operating costs	R/kg	917 595	679 024	(35)
All-in sustaining costs	R/kg	1 030 072	798 045	(29)
All-in costs	R/kg	1 247 276	893 256	(40)
Adjusted free cash flow	Rm	5 473	5 164	6
Adjusted free cash flow margins	%	37	40	(8)
Sustaining capital	Rm	709	846	16
Major capital	Rm	1 656	851	(95)

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 4

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

International gold and copper growth

Hidden Valley open pit mine

Gold production at Hidden Valley increased by 6% year on year while recovered grades increased by 17% to 1.54g/t from 1.32g/t in the comparable reporting period. Adjusted free cash flows at Hidden Valley increased by 22% to R2 212 million (US$127 million) from R1 812 million (US$101 million) in H1FY25 while adjusted free cash flow margins remained steady at 48%. Production was however impacted by a tectonic-related mill motor failure. During the shutdown to repair the mill, necessary flotation conditioning tank repairs were also conducted. Approximately two weeks' production was lost to conduct the necessary repair work. We also replaced over 7km of the overland conveyor belt with a more durable product as part of scheduled maintenance.

International (Hidden Valley)	Unit	H1FY26	H1FY25	Y-on-y (%)
Production	kg	2 638	2 490	6
Recovered grade	g/t	1.54	1.32	17
Cash operating costs	R/kg	319 529	449 416	29
All-in sustaining costs	R/kg	878 389	831 260	(6)
All-in costs	R/kg	976 673	889 029	(10)
Adjusted free cash flow	Rm	2 212	1 812	22
Adjusted free cash flow margins	%	48	50	(4)
Sustaining capital	Rm	1 129	563	(101)
Major capital	Rm	183	123	(49)

CSA copper mine (CSA): positioning for long-term success

Harmony assumed effective management control of CSA on 24 October 2025. Integration is progressing well, guided by a dedicated Project Management Office focused on embedding Harmony's governance framework, operating standards, and disciplined capital and risk management processes. A central priority has been welcoming and integrating the CSA workforce into the broader Harmony group, with strong emphasis on skills and leadership retention and aligning remuneration with group standards.

As is throughout Harmony, safety has been our starting point. Harmony's non-negotiable focus on safety has already delivered meaningful improvement. The mine achieved 64 consecutive days without a lost-time injury toward the end of the reporting period. As part of our proactive approach to safety, we undertook a planned seven-day stoppage to upgrade a secondary egress system. Further upgrades to shaft steelwork will continue through the remainder of the financial year, and these essential safety interventions have been factored into production expectations. Safety always comes before production across all Harmony operations.

Since the acquisition, CSA has produced 3 913 tonnes of high-quality copper concentrate. Production was temporarily impacted by the planned safety stoppage and by work undertaken to re-establish the correct geotechnical mining sequence at the high-grade, high-tonnage QTSN area, including prioritised decline development and capital ventilation projects.

As part of the integration process, the mine's cost base has already been reduced by approximately AUD26 million (R296 million; US$17 million), with further efficiencies identified by our procurement teams through strategic sourcing and tendering initiatives.

Harmony is systematically addressing near-term challenges, including ventilation constraints and underground infrastructure reliability. A dedicated project team is advancing the key capital projects that will de-risk and de-bottleneck the mine, ensuring a more efficient and sustainable operating platform. We anticipate the optimisation to take approximately 24 months.

CSA's underlying orebody quality remains exceptional. In line with our disciplined capital approach, development at Upper Merrin has been paused pending additional drilling to improve geological confidence. Harmony is developing an extensive integrated underground and surface drilling programme over the next 24 months. This programme, will enhance geological, geotechnical and metallurgical understanding to inform mine design, long-term planning and potential expansion. Drilling will test the eastern margin for additional lenses across the lateral extent of the QTSN and QTSC systems – areas that remain undrilled but have already delivered significant intersections outside the current resource, highlighting strong growth potential. A deeper drilling programme, targeting extensions below the current resource, is scheduled to begin early in H1FY27.

The acquisition of CSA was a deliberate long-term strategic move to increase Harmony's copper exposure in a Tier-1 jurisdiction. The fundamentals of the orebody continue to validate this decision. Harmony is positioning CSA for safe, predictable production over the long term and unlocking potential regional synergies as our footprint in Australia grows.

We will provide a longer-term update for the CSA copper mine with our FY26 results, including any updates to Mineral Reserves and Mineral Resources, mine plans and capital requirements.

Eva Copper Project: a platform for growth

Construction is underway at the Eva Copper Mine Project (Eva Copper), located in the Cloncurry shire on the traditional lands of the Kalkadoon People in North West Queensland, Australia.

Since the final investment decision (FID) made by the board of directors was announced on 24 November 2025, the project scope and related site activities are progressing safely and to plan. Engineering and design, and long lead and major equipment procurement continues on schedule. Major construction contracts have been awarded, including the Engineering, Procurement and Construction contract for the process plant and non-process infrastructure awarded to Bechtel Corporation on 5 December 2025. Bechtel is expected to mobilise to site during the March quarter. Construction of the permanent accommodation village on site is progressing well and is scheduled to be completed by mid-2026. Construction of roads, bulk earthworks and civils via the alliance with Thiess Pty Ltd is on schedule. The project is on track to award a contract to an independent power provider during the March quarter for the initial start up power supply option of diesel, solar and batteries.

The AUD2.3 billion (US$1.55 billion) to AUD2.6 billion (US$1.75 billion) capital estimate approved under the FID remains unchanged. The capital is spread over three years in an estimated 20/40/40 split. The capital forecast for H2 for this project is expected to be in the range of AUD235 million (US$154 million) to AUD340 million (US$222 million), subject to permitting outcomes.

HARMONY
Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 5

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

Exploration activities on the project's mining leases continue to underline the high potential to increase mining inventory. Over 170 000 metres of drilling has been completed on the project to date, of which 21 100 metres has been completed this financial year so far. Resource and Reserve evaluation work has commenced, incorporating results from the ongoing drilling program.

Sustainability is embedded in the project's design and development. The project's long-term social investment framework is under development in consultation with key local and regional stakeholders, including local councils, community groups and traditional owners.

An application to amend the current Environmental Authority to ensure optimal operational performance against robust environmental standards is advancing through normal regulatory processes, including public consultations. We expect to be able to further update the market in the June quarter on progress.

Harmony continues to collaborate with the Queensland Government on longer-term power supply options aligned with the state's energy roadmap.

Wafi-Golpu Project: a transformational asset

Negotiations continue between Harmony, our joint venture partner Newmont Corporation and the Papua New Guinea Government regarding the Special Mining Lease. Harmony remains committed to permitting this Tier 1 copper-gold asset.

South African surface source operations

Mine Waste Solutions, Savuka Tailings, Central Plant Reclamation, Phoenix, Kalgold and rock dumps continue to generate strong adjusted free cash flows at excellent margins. Despite the industry-wide cyanide shortage which disrupted production for 12 days, adjusted free cash flows from our surface operations increased by 48% to R2 850 million (US$164 million) from R1 928 million (US$107 million) in H1FY25. Adjusted free cash flow margins increased to 42% from 34% year on year.

South African surface source	Unit	H1FY26	H1FY25	Y-on-y (%)
Production	kg	3 549	4 256	(17)
Recovered grade	g/t	0.17	0.20	(15)
Cash operating costs	R/kg	907 342	722 972	(26)
All-in sustaining costs	R/kg	1 037 525	778 399	(33)
All-in costs	R/kg	1 159 890	892 558	(30)
Adjusted free cash flow	Rm	2 850	1 928	48
Adjusted free cash flow margins	%	42	34	24
Sustaining capital	Rm	381	178	(114)
Major capital	Rm	428	481	11

South African underground optimised operations

Our South African optimised portfolio (Tshepong North, Tshepong South, Doornkop, Kusasalethu, Joel, Target 1 and Masimong) contributed 38% towards group production and remains highly levered to the gold price. Adjusted free cash flows increased by 144% to R3 630 million (US$209 million) from R1 487 million (US$83 million) in the comparable reporting period, while adjusted free cash flow margins doubled to 22% from 11% in H1FY25. Notwithstanding the increase in tonnes milled, production, grade and costs were all negatively impacted by the lower metallurgical recoveries in the second quarter.

South African underground optimised	Unit	H1FY26	H1FY25	Y-on-y (%)
Production	kg	8 570	9 085	(6)
Recovered grade	g/t	4.33	4.67	(7)
Cash operating costs	R/kg	1 281 890	1 089 486	(18)
All-in sustaining costs	R/kg	1 467 337	1 274 057	(15)
All-in costs	R/kg	1 510 905	1 303 814	(16)
Adjusted free cash flow	Rm	3 630	1 487	144
Adjusted free cash flow margins	%	22	11	100
Sustaining capital	Rm	1 296	1 443	10
Major capital	Rm	329	240	(37)

FY26 GROUP GUIDANCE – GOLD AND COPPER PRODUCTION, COSTS, GRADE AND CAPITAL

Gold

FY26 gold production guidance for the group remains unchanged at between 1 400 000 ounces and 1 500 000 ounces. FY26 AISC guidance also remains unchanged at between R1 150 00/kg and R1 220 000/kg. Underground grade guidance remains unchanged at above 5.80g/t.

Copper

Guidance for CSA has been incorporated into the second half of the FY26 financial year. We expect production of 17 500 to 18 500 tonnes for the eight-month period ending 30 June 2026. Production at the CSA mine will be temporarily halted for approximately one month to allow for essential steel replacement on two levels of the shaft. This is a necessary intervention to ensure long-term safety, reliability, and production stability and has been factored into the revised guidance. C1 cash costs for the remainder of this financial year are expected to be between US$2.65/lb and US$2.80/lb at a recovered grade of above 3.50%.

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 6

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

Capital

We have incorporated the capital for the Eva Copper Project and CSA copper mine into our revised annual capital guidance. The following changes have been made to the capital guidance:

	Unit	FY26FC
Previous guidance (FY26)	Rm	12 953
	US$m	699
Updated guidance (excluding CSA copper mine and Eva Copper)	Rm	11 812
	US$m	680
– CSA copper mine[2]	Rm	1 136
	US$m	65
– Eva Copper	Rm	5 596
	US$m	322
Updated guidance (includes CSA copper mine and Eva Copper)[1]	Rm	18 545
	US$m	1 068

[1] *Guidance excludes capital expenditure related to Wafi-Golpu and renewables)*

* *Forecast for FY26 onward converted at the H1 rate of R17.36/US$*

LOOKING AHEAD

Harmony today is a safer, stronger and more predictable business with real momentum. We are disciplined in how we allocate capital, focused on fundamentals and committed to consistently upgrading our portfolio to deliver higher-quality ounces, stronger cash flows and structurally higher margins. By investing in our people, strengthening our culture and deepening partnerships built on trust, we are positioning Harmony to thrive through cycles. Anchored in our strategic pillars and a capital allocation framework designed for durable returns, we remain unwavering in our pursuit of zero harm, operational excellence and long-term value creation. Thank you for your confidence and support as we continue building a more resilient, more sustainable Harmony.

Beyers Nel
Chief executive officer

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 7

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 8 Six months ended 31 December 2025 Six months ended 31 December 2024 % Change Underground recovered grade g/t 5.72 6.40 (11) Gold price received R/kg 1 909 849 1 405 020 36 US$/oz 3 421 2 437 40 Gold produced total kg 22 522 24 816 (9) oz 724 099 797 854 (9) SA high-grade underground kg 7 765 8 985 (14) oz 249 650 288 875 (14) SA optimised underground kg 8 570 9 085 (6) oz 275 532 292 090 (6) SA surface operations kg 3 549 4 256 (17) oz 114 103 136 834 (17) International (Hidden Valley) kg 2 638 2 490 6 oz 84 814 80 055 6 Group cash operating costs R/kg 984 549 813 791 (21) US$/oz 1 764 1 411 (25) Group all-in sustaining costs (AISC) R/kg 1 180 367 972 261 (21) US$/oz 2 115 1 686 (25) Group all-in cost (AIC) R/kg 1 313 869 1 043 918 (26) US$/oz 2 354 1 810 (30) Group adjusted free cash flow R million 5 965 5 729 4 US$ million 344 320 8 Average exchange rate R:US$ 17.36 17.94 (3) * Figures excludes the newly acquired CSA copper mine and represents gold assets only. OPERATING RESULTS* ›‹

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER continued

FINANCIAL RESULTS

		Six months ended 31 December 2025	Six months ended 31 December 2024	% Change
Basic earnings per share	SA cents	**1 563**	1 265	24
	US cents	**90**	71	27
Headline earnings	R million	**8 927**	7 892	13
	US$ million	**514**	440	17
Headline earnings per share	SA cents	**1 431**	1 270	13
	US cents	**82**	71	15

Please refer to our website for the full results presentation:
https://www.harmony.co.za/investors/presentations-briefs/2025/

Certain information presented in these interim results FY26 constitutes pro forma financial information, which has been presented for illustrative purposes only, and has not been audited or reviewed or otherwise reported on by the Company's external auditors. The responsibility for preparing and presenting the pro forma financial information is that of the directors of Harmony. Because of its nature, the pro forma financial information may not fairly present Harmony's financial position, changes in equity, and results of operations or cash flows.

FORWARD-LOOKING STATEMENTS

This booklet contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this booklet, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in our Integrated Annual Report. All statements other than statements of historical facts included in this booklet may be forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the geopolitical risks; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past and future acquisitions, as well as at existing operations; our ability to complete ongoing and future acquisitions; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group's insurance coverage; any further downgrade of South Africa's credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.

The foregoing factors and others described under "Risk Factors" in our Integrated Annual Report (www.har.co.za) and our Annual Report on Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this booklet or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf are qualified by the cautionary statements herein. Any forward-looking statements contained in these financial results have not been reviewed or reported on by Harmony's external auditors.

Competent Person's statement

The Mineral Resource and Mineral Reserve figures published in this booklet are updated as at 30 June 2025. Harmony confirms that it is not aware of any new information or data that materially affects the information included in the statement, in the case of Mineral Resources or Mineral Reserves, that all material assumptions and technical parameters underpinning the estimates in the original release continue to apply and have not materially changed. Harmony confirms that the form and context in which the competent person's findings are presented have not been materially modified from the original release.

The Mineral Resource estimate for Eva Copper remains current as at 30 June 2025, and Harmony is not aware of any new information that materially affects the estimate. Harmony is declaring a Mineral Reserve for the first time, prepared in accordance with SAMREC and Regulation S-K 1300, based on updated technical studies and modifying factors.

HARMONY
Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 9

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 10 PAGE 1 Message from the chief executive officer 9 Forward-looking statements 10 Shareholder information 11 Notice of interim gross cash ordinary dividend no 98 12 Operating results – six monthly (Rand/Metric) 14 Non-GAAP measures (Rand/Metric) 16 Operating results – six monthly (US$/Imperial) 18 Non-GAAP measures (US$/Imperial) 20 Independent auditor's review report 22 Condensed consolidated income statement (Rand) 23 Condensed consolidated statement of comprehensive income (Rand) 23 Condensed consolidated statement of changes in equity (Rand) 24 Condensed consolidated balance sheet (Rand) 25 Condensed consolidated cash flow statement (Rand) 26 Notes to the condensed consolidated financial statements 52 Segment report (Rand/Metric) 54 Condensed consolidated income statement (US$) 55 Condensed consolidated statement of comprehensive income (US$) 55 Condensed consolidated statement of changes in equity (US$) 56 Condensed consolidated balance sheet (US$) 57 Condensed consolidated cash flow statement (US$) 58 Segment report (US$/Imperial) 60 Development results – Metric and Imperial 62 Competent person's declaration 62 Directorate and administration ISSUED SHARES Issued ordinary share capital 31 December 2025 636 798 966 Issued ordinary share capital 30 June 2025 634 767 724 MARKET CAPITALISATION As at 31 December 2025 (ZARm) 214 652 As at 31 December 2025 (US$m) 12 954 As at 30 June 2025 (ZARm) 155 397 As at 30 June 2025 (US$m) 8 744 HARMONY ORDINARY SHARES AND ADR PRICES 12-month high (1 January 2025 – 31 December 2025) for ordinary shares (ZAR) 383.99 12-month low (1 January 2025 – 31 December 2025) for ordinary shares (ZAR) 157.65 12-month high (1 January 2025 – 31 December 2025) for ADRs (US$) 21.90 12-month low (1 January 2025 – 31 December 2025) for ADRs (US$) 8.25 Free float 100% American Depositary Receipt ("ADR") Ratio 1:1 JSE LIMITED HAR Average daily volume for the year (1 January 2025 – 31 December 2025) 2 733 306 Average daily volume for the previous year (1 January 2024 – 31 December 2024) 2 390 470 NEW YORK STOCK EXCHANGE HMY Average daily volume for the year (1 January 2025 – 31 December 2025) 5 644 320 Average daily volume for the previous year (1 January 2024 – 31 December 2024) 4 820 147 INVESTORS' CALENDAR H1FY26 results presentation 11 March 2026 CONTENTS SHAREHOLDER INFORMATION ›‹

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 11 Our dividend declaration for the six months ended 31 December 2025 is as follows: Declaration of interim gross cash ordinary dividend no. 98 The Board has approved, and notice is hereby given, that an interim gross cash dividend of 530 SA cents (32.02417 US cents*) per ordinary share in respect of the six months ended 31 December 2025, has been declared payable to the registered shareholders of Harmony on Tuesday, 28 April 2026. In accordance with paragraph 7.23(a)-(k) of the JSE Listings Requirements the following additional information is disclosed: • The dividend has been declared out of income reserves; • The local Dividend Withholding Tax rate is 20%; • The gross local dividend amount is 530.00000 SA cents (32.02417 US cents*) per ordinary share for shareholders exempt from the Dividend Withholding Tax; • The net local dividend amount is 424.00000 SA cents per ordinary share for shareholders liable to pay the Dividend Withholding Tax; • Harmony currently has 636 798 966 ordinary shares in issue (which includes 11 963 973 treasury shares); and • Harmony’s income tax reference number is 9240/012/60/0. A dividend No. 98 of 530.00000 SA cents (32.02417 US cents*) per ordinary share, being the dividend for the six months ended 31 December 2025, has been declared payable on Tuesday, 28 April 2026 to those shareholders recorded in the share register of the company at the close of business on Friday, 24 April 2026. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 24 April 2026. Dividends received by non-resident shareholders will be exempt from income tax in terms of section 10(1)(k)(i) of the Income Tax Act. The dividends withholding tax rate is 20%, accordingly, any dividend will be subject to dividend withholding tax levied at a rate of 20%, unless the rate is reduced in terms of any applicable agreement for the avoidance of double taxation (DTA) between South Africa and the country of residence of the shareholder. Should dividend withholding tax be withheld at a rate of 20%, the net dividend amount due to non-resident shareholders is 424.00000 SA cents per share. A reduced dividend withholding rate in terms of the applicable DTA may only be relied on if the non-resident shareholder has provided the following forms to their CSDP or broker, as the case may be in respect of uncertificated shares or the company, in respect of certificated shares: (a) a declaration that the dividend is subject to a reduced rate as a result of the application of a DTA; and (b) a written undertaking to inform the CSDP or broker, as the case may be, should the circumstances affecting the reduced rate change or the beneficial owner cease to be the beneficial owner, both in the form prescribed by the Commissioner for the South African Revenue Service. Non-resident shareholders are advised to contact their CSDP or broker, as the case may be, to arrange for the abovementioned documents to be submitted prior to the payment of the distribution if such documents have not already been submitted. In compliance with the requirements of Strate Proprietary Limited (Strate) and the JSE Listings Requirements, the salient dates for payment of the dividend are as follows: Last date to trade ordinary shares cum-dividend is Tuesday, 21 April 2026 Ordinary shares trade ex-dividend Wednesday, 22 April 2026 Record date Friday, 24 April 2026 Payment date Tuesday, 28 April 2026 No dematerialisation or rematerialisation of share certificates may occur between Wednesday, 22 April 2026 and Friday, 24 April 2026 both dates inclusive, nor may any transfers between registers take place during this period. On payment date, dividends due to holders of certificated securities on the SA share register will either be electronically transferred to such shareholders' bank accounts or, in the absence of suitable mandates, dividends will be held in escrow by Harmony until suitable mandates are received to electronically transfer dividends to such shareholders. Dividends in respect of dematerialised shareholdings will be credited to such shareholders' accounts with the relevant Central Securities Depository Participant (CSDP) or broker. The holders of American Depositary Receipts (ADRs) should confirm dividend details with the depository bank. Assuming an exchange rate of R16.55/US$1* the dividend payable on an ADR is equivalent to 32.02417 US cents for ADR holders before dividend tax. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. * Based on an exchange rate of R16.55/US$1 at 6 March 2026. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. NOTICE OF INTERIM GROSS CASH ORDINARY DIVIDEND NO 98 ›‹

OPERATING RESULTS – SIX MONTHLY (RAND/METRIC)

			SOUTH AFRICA									
			UNDERGROUND PRODUCTION									
		Six months ended	Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	TOTAL UNDER-GROUND
Ore milled	t'000	**Dec-25**	**401**	**475**	**401**	**235**	**434**	**203**	**217**	**269**	**222**	**2 857**
		Dec-24	380	501	354	223	388	219	231	297	232	2 825
Yield	g/tonne	**Dec-25**	**6.52**	**10.85**	**4.33**	**5.89**	**3.29**	**3.74**	**3.69**	**6.24**	**3.54**	**5.72**
		Dec-24	8.56	11.44	4.48	6.02	3.97	4.57	3.45	6.47	3.86	6.40
Gold produced	kg	**Dec-25**	**2 613**	**5 152**	**1 737**	**1 383**	**1 427**	**759**	**800**	**1 679**	**785**	**16 335**
		Dec-24	3 253	5 732	1 586	1 342	1 542	1 001	797	1 922	895	18 070
Gold sold	kg	**Dec-25**	**2 597**	**5 223**	**1 693**	**1 346**	**1 452**	**740**	**784**	**1 697**	**765**	**16 297**
		Dec-24	3 271	5 889	1 603	1 356	1 577	1 015	794	1 973	906	18 384
Gold price received	R/kg	**Dec-25**	**1 900 068**	**1 920 029**	**1 916 001**	**1 900 531**	**1 940 404**	**1 912 324**	**1 932 460**	**1 902 575**	**1 912 498**	**1 914 712**
		Dec-24	1 409 560	1 418 317	1 420 691	1 419 393	1 414 099	1 414 805	1 409 918	1 416 672	1 417 935	1 415 931
Gold revenue[1]	R'000	**Dec-25**	**4 934 477**	**10 028 314**	**3 243 789**	**2 558 115**	**2 817 466**	**1 415 120**	**1 515 049**	**3 228 670**	**1 463 061**	**31 204 061**
		Dec-24	4 610 670	8 352 466	2 277 367	1 924 697	2 230 034	1 436 027	1 119 475	2 795 093	1 284 649	26 030 478
Cash operating cost (net of by-product credits)	R'000	**Dec-25**	**3 077 520**	**4 047 607**	**1 831 882**	**1 655 646**	**1 715 921**	**1 037 287**	**1 358 687**	**2 257 721**	**1 128 656**	**18 110 927**
		Dec-24	2 543 470	3 557 565	1 579 662	1 458 301	1 568 658	976 092	1 297 962	2 001 558	1 015 745	15 999 013
Inventory movement	R'000	**Dec-25**	**(62 425)**	**23 657**	**(91 954)**	**(33 304)**	**22 105**	**(29 742)**	**(34 388)**	**10 313**	**(40 493)**	**(236 231)**
		Dec-24	17 292	110 765	3 695	11 609	(25 945)	4 777	(10 927)	57 528	6 764	175 558
Operating costs	R'000	**Dec-25**	**3 015 095**	**4 071 264**	**1 739 928**	**1 622 342**	**1 738 026**	**1 007 545**	**1 324 299**	**2 268 034**	**1 088 163**	**17 874 696**
		Dec-24	2 560 762	3 668 330	1 583 357	1 469 910	1 542 713	980 869	1 287 035	2 059 086	1 022 509	16 174 571
Production profit/(loss)	R'000	**Dec-25**	**1 919 382**	**5 957 050**	**1 503 861**	**935 773**	**1 079 440**	**407 575**	**190 750**	**960 636**	**374 898**	**13 329 365**
		Dec-24	2 049 908	4 684 136	694 010	454 787	687 321	455 158	(167 560)	736 007	262 140	9 855 907
Capital expenditure	R'000	**Dec-25**	**1 260 121**	**1 104 102**	**355 889**	**271 319**	**475 388**	**144 154**	**170 091**	**170 227**	**38 561**	**3 989 852**
		Dec-24	662 738	1 034 058	314 068	268 342	414 014	133 932	271 247	240 622	40 458	3 379 479
Cash operating costs	R/kg	**Dec-25**	**1 177 773**	**785 638**	**1 054 624**	**1 197 141**	**1 202 467**	**1 366 650**	**1 698 359**	**1 344 682**	**1 437 778**	**1 108 719**
		Dec-24	781 884	620 650	996 004	1 086 662	1 017 288	975 117	1 628 560	1 041 393	1 134 911	885 391
Cash operating costs	R/tonne	**Dec-25**	**7 675**	**8 521**	**4 568**	**7 045**	**3 954**	**5 110**	**6 261**	**8 393**	**5 084**	**6 339**
		Dec-24	6 693	7 101	4 462	6 539	4 043	4 457	5 619	6 739	4 378	5 663
Cash operating cost and Capital	R/kg	**Dec-25**	**1 660 023**	**999 944**	**1 259 511**	**1 393 322**	**1 535 605**	**1 556 576**	**1 910 973**	**1 446 068**	**1 486 901**	**1 352 971**
		Dec-24	985 616	801 051	1 194 029	1 286 619	1 285 780	1 108 915	1 968 895	1 166 587	1 180 115	1 072 412
All-in sustaining cost	R/kg	**Dec-25**	**1 282 902**	**904 358**	**1 229 879**	**1 399 482**	**1 428 332**	**1 602 502**	**1 953 491**	**1 475 297**	**1 539 632**	**1 257 518**
		Dec-24	877 918	753 680	1 184 495	1 271 038	1 187 414	1 138 640	2 025 530	1 202 014	1 237 872	1 036 880
Adjusted free cash flow margin[2]	%	**Dec-25**	**12%**	**49%**	**33%**	**25%**	**22%**	**17%**	**(1)%**	**25%**	**20%**	**29%**
		Dec-24	30%	45%	17%	10%	11%	23%	(40)%	20%	18%	26%

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 12

OPERATING RESULTS – SIX MONTHLY (RAND/METRIC) continued

		Six months ended	SOUTH AFRICA									
			SURFACE PRODUCTION									
			Mine Waste Solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE	TOTAL SOUTH AFRICA	Hidden Valley	TOTAL HARMONY GOLD ASSETS
Ore milled/tailings processed	t'000	**Dec-25**	**12 466**	**2 417**	**1 856**	**1 837**	**1 627**	**747**	**20 950**	**23 807**	**1 718**	**25 525**
		Dec-24	11 363	3 196	2 018	1 900	1 996	762	21 235	24 060	1 885	25 945
Yield	g/tonne	**Dec-25**	**0.108**	**0.159**	**0.186**	**0.159**	**0.339**	**0.84**	**0.17**	**0.84**	**1.54**	**0.88**
		Dec-24	0.145	0.156	0.156	0.163	0.407	0.87	0.20	0.93	1.32	0.96
Gold produced	kg	**Dec-25**	**1 349**	**384**	**346**	**292**	**551**	**627**	**3 549**	**19 884**	**2 638**	**22 522**
		Dec-24	1 653	500	315	310	813	665	4 256	22 326	2 490	24 816
Gold sold	kg	**Dec-25**	**1 327**	**382**	**342**	**287**	**560**	**661**	**3 559**	**19 856**	**2 480**	**22 336**
		Dec-24	1 644	501	314	292	816	662	4 229	22 613	2 554	25 167
Gold price received	R/kg	**Dec-25**	**1 896 439**	**2 099 254**	**1 917 117**	**1 914 840**	**1 926 071**	**1 908 644**	**1 928 608**	**1 917 203**	**1 850 972**	**1 909 849**
		Dec-24	1 216 909	1 482 457	1 415 048	1 410 442	1 418 877	1 416 938	1 346 725	1 402 989	1 423 004	1 405 020
Gold revenue[1]	R'000	**Dec-25**	**2 516 575**	**801 915**	**655 654**	**549 559**	**1 078 600**	**1 261 614**	**6 863 917**	**38 067 978**	**4 590 410**	**42 658 388**
		Dec-24	2 086 996	742 711	444 325	411 849	1 157 804	938 013	5 781 698	31 812 176	3 634 351	35 446 527
Cash operating cost (net of by-product credits)	R'000	**Dec-25**	**1 243 913**	**291 049**	**192 991**	**196 280**	**639 814**	**656 110**	**3 220 157**	**21 331 084**	**842 918**	**22 174 002**
		Dec-24	1 076 115	295 958	187 633	198 033	724 461	594 767	3 076 967	19 075 980	1 119 047	20 195 027
Inventory movement	R'000	**Dec-25**	**(24 147)**	**(5 254)**	**(2 372)**	**(4 127)**	**2 417**	**33 101**	**(382)**	**(236 613)**	**(117 295)**	**(353 908)**
		Dec-24	(43 495)	73	(492)	(11 606)	3 247	(6 710)	(58 983)	116 575	98 512	215 087
Operating costs	R'000	**Dec-25**	**1 219 766**	**285 795**	**190 619**	**192 153**	**642 231**	**689 211**	**3 219 775**	**21 094 471**	**725 623**	**21 820 094**
		Dec-24	1 032 620	296 031	187 141	186 427	727 708	588 057	3 017 984	19 192 555	1 217 559	20 410 114
Production profit	R'000	**Dec-25**	**1 296 809**	**516 120**	**465 035**	**357 406**	**436 369**	**572 403**	**3 644 142**	**16 973 507**	**3 864 787**	**20 838 294**
		Dec-24	1 054 376	446 680	257 184	225 422	430 096	349 956	2 763 714	12 619 621	2 416 792	15 036 413
Capital expenditure	R'000	**Dec-25**	**427 769**	**51 244**	**31 159**	**61 853**	**14 106**	**223 635**	**809 766**	**4 799 618**	**1 312 668**	**6 112 286**
		Dec-24	522 527	51 064	6 094	15 278	81	63 963	659 007	4 038 486	686 414	4 724 900
Cash operating costs	R/kg	**Dec-25**	**922 100**	**757 940**	**557 777**	**672 192**	**1 161 187**	**1 046 427**	**907 342**	**1 072 776**	**319 529**	**984 549**
		Dec-24	651 007	591 916	595 660	638 816	891 096	894 386	722 972	854 429	449 416	813 791
Cash operating costs	R/tonne	**Dec-25**	**100**	**120**	**104**	**107**	**393**	**878**	**154**	**896**	**491**	**869**
		Dec-24	95	93	93	104	363	781	145	793	594	778
Cash operating cost and Capital	R/kg	**Dec-25**	**1 239 201**	**891 388**	**647 832**	**884 017**	**1 186 788**	**1 403 102**	**1 135 509**	**1 314 157**	**817 129**	**1 255 940**
		Dec-24	967 116	694 044	615 006	688 100	891 196	990 571	877 813	1 035 316	725 085	1 004 188
All-in sustaining cost	R/kg	**Dec-25**	**981 223**	**885 629**	**579 647**	**885 038**	**1 172 030**	**1 427 496**	**1 037 525**	**1 218 086**	**878 389**	**1 180 367**
		Dec-24	696 311	700 948	618 114	690 771	891 898	1 015 648	778 399	988 189	831 260	972 261
Adjusted free cash flow margin[2]	%	**Dec-25**	**34%**	**57%**	**66%**	**53%**	**39%**	**32%**	**42%**	**31%**	**48%**	**13%**
		Dec-24	20%	53%	56%	48%	37%	26%	34%	27%	50%	16%

[1] *Includes a non-cash consideration to Franco-Nevada (Dec-25: R.m, Dec-24: R86.397m) under Mine Waste Solutions, excluded from the gold price calculation.*

[2] *Excludes run of mine costs for Kalgold (Dec-25: R15.925m, Dec-24: -R31.329m) and Hidden Valley (Dec-25: -R222.828m, Dec-24: -R16.741m).*

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 13

NON-GAAP MEASURES (RAND/METRIC)

The information presented in this report contains non-GAAP measures. The company presents the following non-GAAP measures: All-in sustaining cost, all-in sustaining costs per kilogram, all-in cost, cash operating costs, adjusted free cash flow. These measures should not be considered by investors in isolation or as an alternative to production costs, cost of sales, or any other measure of financial performance calculated in accordance with IFRS. Rounding differences may occur in the below reconciliations provided.

The calculations of these non-GAAP measures may vary significantly among gold mining companies and, by themselves, do not necessarily provide a basis for comparison with other gold mining companies. Nevertheless, Harmony believes that these measures are useful indicators to investors and management as they provide an indication of profitability, efficiency and cash flows, the trend in costs as the mining operations mature over time on a consistent basis and an internal benchmark of performance to allow for comparison against other mines, both within the group and at other gold mining companies.

The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Six months ended		Year ended
Figures in million	31 December 2025 (Unaudited)	31 December 2024 (Unaudited)	30 June 2025 (Unaudited)
Cost of sales	**26 091**	25 111	49 635
Amortisation and depreciation	**(3 241)**	(2 428)	(4 842)
Rehabilitation expenditure	**(79)**	(47)	(142)
Care and maintenance costs of restructured shafts	**(153)**	(194)	(380)
Employment termination and restructuring costs	**(105)**	(122)	(200)
Share-based payments	**(299)**	(285)	(573)
Toll treatment costs	**(266)**	(167)	(368)
By-products credits	**(980)**	(1 457)	(2 631)
Copper assets (cash costs)	**(219)**	—	—
Stripping activities	**718**	371	730
Local economic development expenditure	**57**	68	139
Corporate, administration and other expenditure costs	**782**	695	1 238
Capital expenditure (OCD)	**1 473**	1 409	2 741
Capital expenditure (exploration, abnormal expenditure and shaft capital)	**1 324**	1 247	2 821
Reversal of impairment of assets	**1 074**	—	—
Other	**188**	268	536
Total all-in sustaining costs	**26 365**	24 469	48 704
Per kilogram calculation:			
Kilograms sold	**22 336**	25 167	46 193
Total all-in sustaining costs per kilogram	**1 180 367**	972 261	1 054 346

The following is a reconciliation of total all-in costs, as a non-GAAP measure, to the all-in sustaining costs, which has been reconciled above to the nearest comparable GAAP measure, cost of sales:

	Six months ended		Year ended
Figures in million	31 December 2025 (Unaudited)	31 December 2024 (Unaudited)	30 June 2025 (Unaudited)
Total all-in sustaining costs	**26 365**	24 469	48 704
Social expenditure (non-sustaining)	**18**	15	52
Exploration (non-sustaining)	**162**	91	216
Other (non-sustaining)	**205**	—	—
Capital expenditure (exploration, abnormal expenditure and shaft capital) (non-sustaining)	**2 597**	1 697	4 705
Total all-in costs	**29 347**	26 272	53 677
Per kilogram calculation:			
Kilograms sold	**22 336**	25 167	46 193
Total all-in costs per kilogram	**1 313 869**	1 043 918	1 162 011

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 14

NON-GAAP MEASURES (RAND/METRIC) continued

The following is a reconciliation of total cash operating costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

	Six months ended		Year ended
Figures in million	**31 December 2025 (Unaudited)**	**31 December 2024 (Unaudited)**	**30 June 2025 (Unaudited)**
Cost of sales	**26 091**	25 111	49 635
Amortisation and depreciation	**(3 241)**	(2 428)	(4 842)
Rehabilitation expenditure	**(79)**	(47)	(142)
Care and maintenance costs of restructured shafts	**(153)**	(194)	(380)
Employment termination and restructuring costs	**(105)**	(122)	(200)
Share-based payments	**(299)**	(285)	(573)
By-products credits	**(980)**	(1 457)	(2 631)
Copper assets (cash costs & Inventory movement)	**(378)**	—	—
Gold and uranium inventory movement	**354**	(215)	(258)
Reversal of impairment of assets	**1 074**	—	—
Other	**(110)**	(168)	(343)
Total cash operating costs	**22 174**	20 195	40 266
Per kilogram calculation:			
Kilogram produced	**22 522**	24 816	46 023
Total cash operating costs per kilogram	**984 549**	813 791	874 901

The following is a reconciliation of total adjusted free cash flows, as a non-GAAP measure, to the nearest comparable GAAP measure, cash generated from operating activities:

	Six months ended		Year ended
Figures in million	**31 December 2025 (Unaudited)**	**31 December 2024 (Unaudited)**	**30 June 2025 (Unaudited)**
Cash generated from operating activities	**13 850**	10 185	22 647
Additions to property, plant and equipment	**(8 117)**	(4 806)	(11 855)
Acquisition-related costs	**232**	—	—
Post retirement obligation settlement	**—**	350	350
Total adjusted free cash flows	**5 965**	5 729	11 142

The following is a reconciliation of copper C1 cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

	Six months ended		Year ended
Figures in million	**31 December 2025 (Unaudited)**	**31 December 2024 (Unaudited)**	**30 June 2025 (Unaudited)**
Cost of sales	**26 091**	—	—
Amortisation and depreciation	**(3 241)**	—	—
Rehabilitation expenditure	**(79)**	—	—
Care and maintenance costs of restructured shafts	**(153)**	—	—
Employment termination and restructuring costs	**(105)**	—	—
Share-based payments	**(299)**	—	—
By-products credits	**(980)**	—	—
Gold assets (cash costs & Inventory movement)	**(21 820)**	—	—
Reversal of impairment of assets	**1 074**	—	—
Other	**(91)**	—	—
Total C1 cash cost	**397**	—	—
Per unit calculation:			
Copper produced (t)	**3 913**	—	—
Total C1 cash costs per tonne	**101 404**	—	—

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 15

OPERATING RESULTS – SIX MONTHLY (US$/IMPERIAL)

		Six months ended	SOUTH AFRICA									
			UNDERGROUND PRODUCTION									
			Moab Khotsong	Mponeng	Tshepong North	Tshepong South	Doornkop	Joel	Target 1	Kusasalethu	Masimong	TOTAL UNDER-GROUND
Ore milled	t'000	**Dec-25**	**442**	**523**	**443**	**259**	**479**	**224**	**239**	**296**	**245**	**3 150**
		Dec-24	419	553	391	246	428	242	255	327	256	3 117
Yield	oz/ton	**Dec-25**	**0.190**	**0.317**	**0.126**	**0.172**	**0.096**	**0.109**	**0.108**	**0.182**	**0.103**	**0.167**
		Dec-24	0.250	0.333	0.130	0.175	0.116	0.133	0.100	0.189	0.112	0.186
Gold produced	oz	**Dec-25**	**84 010**	**165 640**	**55 846**	**44 464**	**45 879**	**24 403**	**25 721**	**53 981**	**25 238**	**525 182**
		Dec-24	104 587	184 288	50 991	43 146	49 577	32 183	25 624	61 794	28 775	580 965
Gold sold	oz	**Dec-25**	**83 495**	**167 923**	**54 431**	**43 275**	**46 683**	**23 792**	**25 207**	**54 559**	**24 595**	**523 960**
		Dec-24	105 165	189 336	51 537	43 597	50 702	32 633	25 527	63 433	29 128	591 058
Gold price received	$/oz	**Dec-25**	**3 404**	**3 440**	**3 432**	**3 405**	**3 476**	**3 426**	**3 462**	**3 408**	**3 426**	**3 430**
		Dec-24	2 444	2 460	2 464	2 461	2 452	2 453	2 445	2 457	2 459	2 455
Gold revenue[1]	$'000	**Dec-25**	**284 205**	**577 588**	**186 828**	**147 336**	**162 274**	**81 505**	**87 260**	**185 958**	**84 266**	**1 797 220**
		Dec-24	257 067	465 689	126 974	107 311	124 335	80 065	62 416	155 840	71 625	1 451 322
Cash operating cost (net of by-product credits)	$'000	**Dec-25**	**177 252**	**233 124**	**105 508**	**95 358**	**98 830**	**59 744**	**78 254**	**130 035**	**65 006**	**1 043 111**
		Dec-24	141 810	198 351	88 074	81 307	87 460	54 421	72 367	111 597	56 633	892 020
Inventory movement	$'000	**Dec-25**	**(3 595)**	**1 363**	**(5 296)**	**(1 918)**	**1 273**	**(1 713)**	**(1 981)**	**594**	**(2 332)**	**(13 605)**
		Dec-24	964	6 176	206	647	(1 447)	266	(609)	3 207	377	9 787
Operating costs	$'000	**Dec-25**	**173 657**	**234 487**	**100 212**	**93 440**	**100 103**	**58 031**	**76 273**	**130 629**	**62 674**	**1 029 506**
		Dec-24	142 774	204 527	88 280	81 954	86 013	54 687	71 758	114 804	57 010	901 807
Production profit/(loss)	$'000	**Dec-25**	**110 548**	**343 101**	**86 616**	**53 896**	**62 171**	**23 474**	**10 987**	**55 329**	**21 592**	**767 714**
		Dec-24	114 293	261 162	38 694	25 357	38 322	25 378	(9 342)	41 036	14 615	549 515
Capital expenditure	$'000	**Dec-25**	**72 578**	**63 591**	**20 498**	**15 626**	**27 380**	**8 303**	**9 795**	**9 804**	**2 221**	**229 796**
		Dec-24	36 951	57 653	17 510	14 961	23 083	7 467	15 124	13 415	2 256	188 420
Cash operating costs	$/oz	**Dec-25**	**2 110**	**1 407**	**1 889**	**2 145**	**2 154**	**2 448**	**3 042**	**2 409**	**2 576**	**1 986**
		Dec-24	1 356	1 076	1 727	1 884	1 764	1 691	2 824	1 806	1 968	1 535
Cash operating costs	$/t	**Dec-25**	**401**	**446**	**238**	**368**	**206**	**267**	**327**	**439**	**265**	**331**
		Dec-24	338	359	225	331	204	225	284	341	221	286
Cash operating cost and Capital	$/oz	**Dec-25**	**2 974**	**1 791**	**2 256**	**2 496**	**2 751**	**2 788**	**3 423**	**2 591**	**2 664**	**2 424**
		Dec-24	1 709	1 389	2 071	2 231	2 230	1 923	3 414	2 023	2 047	1 860
All-in sustaining cost	$/oz	**Dec-25**	**2 298**	**1 620**	**2 203**	**2 507**	**2 559**	**2 871**	**3 500**	**2 643**	**2 758**	**2 253**
		Dec-24	1 522	1 307	2 054	2 204	2 059	1 975	3 513	2 084	2 147	1 798
Adjusted free cash flow margin[2]	%	**Dec-25**	**12%**	**49%**	**33%**	**25%**	**22%**	**17%**	**(1)%**	**25%**	**20%**	**29%**
		Dec-24	30%	45%	17%	10%	11%	23%	(40)%	20%	18%	26%

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 16

OPERATING RESULTS – SIX MONTHLY (US$/IMPERIAL)

		Six months ended	SOUTH AFRICA								Hidden Valley	TOTAL HARMONY GOLD ASSETS
			SURFACE PRODUCTION							TOTAL SOUTH AFRICA		
			Mine Waste Solutions	Phoenix	Central plant reclamation	Savuka Tailings	Dumps	Kalgold	TOTAL SURFACE			
Ore milled/tailings processed	t'000	**Dec-25**	**13 746**	**2 665**	**2 046**	**2 025**	**1 794**	**824**	**23 100**	**26 250**	**1 894**	**28 144**
		Dec-24	12 531	3 525	2 225	2 095	2 201	840	23 417	26 534	2 079	28 613
Yield	oz/ton	**Dec-25**	**0.003**	**0.005**	**0.005**	**0.005**	**0.010**	**0.024**	**0.005**	**0.024**	**0.045**	**0.026**
		Dec-24	0.004	0.005	0.005	0.005	0.012	0.025	0.006	0.027	0.039	0.028
Gold produced	oz	**Dec-25**	**43 372**	**12 346**	**11 124**	**9 388**	**17 715**	**20 158**	**114 103**	**639 285**	**84 814**	**724 099**
		Dec-24	53 145	16 076	10 128	9 967	26 138	21 380	136 834	717 799	80 055	797 854
Gold sold	oz	**Dec-25**	**42 664**	**12 282**	**10 995**	**9 227**	**18 004**	**21 252**	**114 424**	**638 384**	**79 734**	**718 118**
		Dec-24	52 856	16 107	10 095	9 388	26 235	21 284	135 965	727 023	82 113	809 136
Gold price received	$/oz	**Dec-25**	**3 397**	**3 761**	**3 435**	**3 430**	**3 451**	**3 419**	**3 455**	**3 435**	**3 316**	**3 421**
		Dec-24	2 110	2 571	2 454	2 446	2 461	2 457	2 335	2 433	2 468	2 437
Gold revenue[1]	$'000	**Dec-25**	**144 944**	**46 187**	**37 763**	**31 652**	**62 123**	**72 664**	**395 333**	**2 192 553**	**264 388**	**2 456 941**
		Dec-24	116 360	41 410	24 773	22 963	64 553	52 299	322 358	1 773 680	202 632	1 976 312
Cash operating cost (net of by-product credits)	$'000	**Dec-25**	**71 644**	**16 764**	**11 115**	**11 305**	**36 851**	**37 788**	**185 467**	**1 228 578**	**48 549**	**1 277 127**
		Dec-24	59 999	16 501	10 461	11 042	40 392	33 161	171 556	1 063 576	62 392	1 125 968
Inventory movement	$'000	**Dec-25**	**(1 391)**	**(303)**	**(137)**	**(238)**	**139**	**1 906**	**(24)**	**(13 629)**	**(6 756)**	**(20 385)**
		Dec-24	(2 425)	4	(27)	(647)	181	(374)	(3 288)	6 499	5 493	11 992
Operating costs	$'000	**Dec-25**	**70 253**	**16 461**	**10 978**	**11 067**	**36 990**	**39 694**	**185 443**	**1 214 949**	**41 793**	**1 256 742**
		Dec-24	57 574	16 505	10 434	10 395	40 573	32 787	168 268	1 070 075	67 885	1 137 960
Production profit	$'000	**Dec-25**	**74 691**	**29 726**	**26 785**	**20 585**	**25 133**	**32 970**	**209 890**	**977 604**	**222 595**	**1 200 199**
		Dec-24	58 786	24 905	14 339	12 568	23 980	19 512	154 090	703 605	134 747	838 352
Capital expenditure	$'000	**Dec-25**	**24 638**	**2 951**	**1 795**	**3 562**	**812**	**12 880**	**46 638**	**276 434**	**75 604**	**352 038**
		Dec-24	29 134	2 847	340	852	5	3 566	36 744	225 164	38 272	263 436
Cash operating costs	$/oz	**Dec-25**	**1 652**	**1 358**	**999**	**1 204**	**2 080**	**1 875**	**1 625**	**1 922**	**572**	**1 764**
		Dec-24	1 129	1 026	1 033	1 108	1 545	1 551	1 254	1 482	779	1 411
Cash operating costs	$/t	**Dec-25**	**5**	**6**	**5**	**6**	**21**	**46**	**8**	**47**	**26**	**45**
		Dec-24	5	5	5	5	18	39	7	40	30	39
Cash operating cost and Capital	$/oz	**Dec-25**	**2 220**	**1 597**	**1 161**	**1 584**	**2 126**	**2 514**	**2 034**	**2 354**	**1 464**	**2 250**
		Dec-24	1 677	1 204	1 066	1 193	1 546	1 718	1 522	1 795	1 257	1 741
All-in sustaining cost	$/oz	**Dec-25**	**1 758**	**1 586**	**1 038**	**1 586**	**2 100**	**2 557**	**1 859**	**2 182**	**1 569**	**2 115**
		Dec-24	1 208	1 216	1 072	1 198	1 547	1 761	1 350	1 714	1 442	1 686
Adjusted free cash flow margin[2]	%	**Dec-25**	**34%**	**57%**	**66%**	**53%**	**39%**	**32%**	**42%**	**31%**	**48%**	**13%**
		Dec-24	20%	53%	56%	48%	37%	26%	34%	27%	50%	16%

[1] *Includes a non-cash consideration to Franco-Nevada (Dec-25: US$.m, Dec-24: US$4.817m), under Mine Waste Solutions excluded from the gold price calculation.*

[2] *Excludes run of mine costs for Kalgold (Dec-25: US$0.917m, Dec-24: -US$1.747m) and Hidden Valley (Dec-25: -US$12.834m, Dec-24: -US$0.933m).*

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 17

NON-GAAP MEASURES (US$/IMPERIAL)

For details of the financial information provided in US$, please refer to pages 54 to 59.

The following is a reconciliation of total all-in sustaining costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

Figures in million	Six months ended 31 December 2025 (Unaudited)	Six months ended 31 December 2024 (Unaudited)	Year ended 30 June 2025 (Unaudited)
Cost of sales	**1 500**	1 399	2 735
Amortisation and depreciation	**(187)**	(135)	(267)
Rehabilitation expenditure	**(5)**	(3)	(8)
Care and maintenance costs of restructured shafts	**(9)**	(11)	(21)
Employment termination and restructuring costs	**(6)**	(7)	(11)
Share-based payments	**(17)**	(16)	(32)
Toll treatment costs	**(15)**	(9)	(20)
By-products credits	**(56)**	(81)	(145)
Copper assets (cash costs)	**(13)**	—	—
Stripping activities	**41**	21	40
Local economic development expenditure	**3**	4	8
Corporate, administration and other expenditure costs	**45**	39	68
Capital expenditure (OCD)	**85**	79	151
Capital expenditure (exploration, abnormal expenditure and shaft capital)	**76**	70	155
Reversal of impairment of assets	**65**	—	—
Other	**12**	14	30
Total all-in sustaining costs	**1 519**	1 364	2 683
Per ounce calculation:			
Ounces sold	**718 118**	809 136	1 485 136
Total all-in sustaining costs per ounce	**2 115**	1 686	1 806

The following is a reconciliation of total all-in costs, as a non-GAAP measure, to the all-in sustaining costs, which has been reconciled above to the nearest comparable GAAP measure, cost of sales:

Figures in million	Six months ended 31 December 2025 (Unaudited)	Six months ended 31 December 2024 (Unaudited)	Year ended 30 June 2025 (Unaudited)
Total all-in sustaining costs	**1 519**	1 364	2 683
Social expenditure (non-sustaining)	**1**	1	3
Exploration (non-sustaining)	**9**	5	12
Other (non-sustaining)	**11**	—	—
Capital expenditure (exploration, abnormal expenditure and shaft capital) (non-sustaining)	**150**	95	259
Total all-in costs	**1 690**	1 465	2 957
Per ounce calculation:			
Ounces sold	**718 118**	809 136	1 485 136
Total all-in costs per ounce	**2 354**	1 810	1 991

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 18

NON-GAAP MEASURES (RAND/METRIC) continued

The following is a reconciliation of total cash operating costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales under IFRS:

Figures in million	Six months ended 31 December 2025 (Unaudited)	Six months ended 31 December 2024 (Unaudited)	Year ended 30 June 2025 (Unaudited)
Cost of sales	**1 500**	1 399	2 735
Amortisation and depreciation	**(187)**	(135)	(267)
Rehabilitation expenditure	**(5)**	(3)	(8)
Care and maintenance costs of restructured shafts	**(9)**	(11)	(21)
Employment termination and restructuring costs	**(6)**	(7)	(11)
Share-based payments	**(17)**	(16)	(32)
By-products credits	**(56)**	(81)	(145)
Copper assets (cash costs & Inventory movement)	**(22)**	—	—
Gold and uranium inventory movement	**20**	(12)	(14)
Reversal of impairment of assets	**65**	—	—
Other	**(6)**	(8)	(19)
Total cash operating costs	**1 277**	1 126	2 219
Per ounce calculation:			
Ounces produced	**724 099**	797 854	1 479 671
Total cash operating costs per ounce	**1 764**	1 411	1 499

The following is a reconciliation of total adjusted free cash flows, as a non-GAAP measure, to the nearest comparable GAAP measure, cash generated from operating activities:

Figures in million	Six months ended 31 December 2025 (Unaudited)	Six months ended 31 December 2024 (Unaudited)	Year ended 30 June 2025 (Unaudited)
Cash generated by operating activities	**798**	569	1 248
Additions to property, plant and equipment	**(467)**	(268)	(653)
Acquisition-related costs	**13**	—	—
Post retirement obligation settlement	**—**	19	19
Total adjusted free cash flows	**344**	320	614

The following is a reconciliation of copper C1 cash costs, as a non-GAAP measure, to the nearest comparable GAAP measure, cost of sales:

Figures in million	Six months ended 31 December 2025 (Unaudited)	Six months ended 31 December 2024 (Unaudited)	Year ended 30 June 2025 (Unaudited)
Cost of sales	**1 500**	—	—
Amortisation and depreciation	**(187)**	—	—
Rehabilitation expenditure	**(5)**	—	—
Care and maintenance costs of restructured shafts	**(9)**	—	—
Employment termination and restructuring costs	**(6)**	—	—
Share-based payments	**(17)**	—	—
By-products credits	**(56)**	—	—
Gold assets (cash costs & Inventory movement)	**(1 257)**	—	—
Reversal of impairment of assets	**65**	—	—
Other	**(5)**	—	—
Total C1 cash cost	**23**	—	—
Per pound calculation:			
Pounds produced (lbs'000)	**8 627**	—	—
Total C1 cash costs per pound	**2.70**	—	—

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 19

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 20 A member firm of Ernst & Young Global Limited. A full list of Directors is available at http://www.ey.com/za/en/home/contact-us_sa-directors Chief Executive: Ajen Sita EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146 Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Docex 123 Randburg ey.com INDEPENDENT AUDITOR’S REVIEW REPORT ON THE CONDENSED CONSOLIDATED INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 TO THE SHAREHOLDERS OF HARMONY GOLD MINING COMPANY LIMITED We have reviewed the condensed consolidated interim financial statements of Harmony Gold Mining Company Limited (the Company) in the accompanying interim results report as at 31 December 2025 on pages 22 to 53, which comprise the condensed consolidated income statement and condensed consolidated statement of comprehensive income and the condensed consolidated statement of changes in equity for the six month period ending 31 December 2025, the condensed consolidated balance sheet and the condensed consolidated cash flow statement for the period ending 31 December 2025, and selected explanatory notes. Directors’ Responsibility for the Condensed Consolidated Interim Financial Statements The directors are responsible for the preparation and presentation of these condensed consolidated interim financial statements in accordance with International Financial Reporting Standard (IAS) 34, Interim Financial Reporting, the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides, as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa and for such internal control as the directors determine is necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error. Auditor’s Responsibility Our responsibility is to express a conclusion on these condensed consolidated interim financial statements. We conducted our review in accordance with the International Standard on Review Engagements (ISRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the condensed consolidated interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements. A review of condensed consolidated interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical and other review procedures, and evaluate the evidence obtained. The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these condensed consolidated interim financial statements. ›‹

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 21 A member firm of Ernst & Young Global Limited. A full list of Directors is available at http://www.ey.com/za/en/home/contact-us_sa-directors Chief Executive: Ajen Sita EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146 Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Docex 123 Randburg ey.com Conclusion Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Harmony Gold Mining Company Limited, in the accompanying interim results report for the six months ended 31 December 2025 are not prepared, in all material respects, in accordance with the International Financial Reporting Standards, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa. Ernst & Young Incorporated Director – Michiel (Mike) Christoffel Herbst Registered Auditor Chartered Accountant (SA) 102 Rivonia Road, Sandton Johannesburg, South Africa 10 March 2026 ›‹

CONDENSED CONSOLIDATED INCOME STATEMENT (RAND)

Figures in million	Notes	Six months ended 31 December 2025 (Reviewed)	Six months ended 31 December 2024 (Reviewed)[1]	Year ended 30 June 2025 (Audited)
Revenue	2	**44 400**	37 141	73 896
Cost of sales	3	**(26 091)**	(25 111)	(49 635)
Production costs		**(23 019)**	(21 867)	(43 155)
Amortisation and depreciation		**(3 241)**	(2 428)	(4 842)
Reversal of impairment of assets		**1 074**	—	—
Other items		**(905)**	(816)	(1 638)
Gross profit		**18 309**	12 030	24 261
Corporate, administration and other expenditure		**(1 078)**	(866)	(1 647)
Exploration expenditure		**(276)**	(530)	(915)
Losses on derivatives	4	**(1 039)**	(124)	(59)
Foreign exchange translation gain/(loss)	13	**692**	(109)	(107)
Contingent consideration remeasurement[1]	12	**(357)**	(302)	(830)
Other operating income/(expenses)[1]		**(144)**	(96)	(346)
Operating profit		**16 107**	10 003	20 357
Acquisition-related costs	16	**(1 379)**	—	(40)
Share of profits from associates		**59**	50	106
Impairment of investments in associate		**—**	(23)	(23)
Fair value movements on streaming arrangements	15	**(861)**	—	—
Investment income		**952**	642	1 504
Finance costs	4	**(708)**	(323)	(698)
Profit before taxation		**14 170**	10 349	21 206
Taxation	5	**(4 337)**	(2 420)	(6 658)
Current taxation		**(3 585)**	(1 928)	(4 172)
Deferred taxation		**(752)**	(492)	(2 486)
Net profit for the period		**9 833**	7 929	14 548
Attributable to:				
Non-controlling interest		**84**	72	164
Owners of the parent		**9 749**	7 857	14 384
Earnings per ordinary share (cents)	6			
Basic earnings		**1 563**	1 265	2 313
Diluted earnings		**1 542**	1 257	2 288

[1] *The contingent consideration remeasurement has been presented separately on the condensed consolidated income statement in order to align to the presentation of the group income statement for the year ended June 2025. In the prior comparative period, the contingent consideration remeasurement was included as part of other operating income/(expenses). The reclassification had no impact on any reported totals or sub-totals in the condensed consolidated income statement, headline earnings, or on any amounts presented in the condensed consolidated balance sheet.*

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated interim financial statements (condensed consolidated financial statements) for the six months ended 31 December 2025 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Michelle Kriel CA(SA). This process was supervised by the financial director, Boipelo Lekubo CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 10 March 2026. These condensed consolidated financial statements have been reviewed by the group's external auditors, Ernst & Young Inc.

HARMONY
Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 22

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (RAND)

Figures in million	Notes	Six months ended 31 December 2025 (Reviewed)	Six months ended 31 December 2024 (Reviewed)	Year ended 30 June 2025 (Audited)
Net profit for the period		**9 833**	7 929	14 548
Other comprehensive income for the period, net of income tax		**(5 477)**	(2 562)	(5 597)
Items that may be reclassified subsequently to profit or loss:		**(5 521)**	(2 582)	(5 661)
Foreign exchange translation loss	18	**(2 342)**	(232)	(819)
Remeasurement of gold hedging contracts	9	**(3 179)**	(2 350)	(4 842)
Items that will not be reclassified to profit or loss		**44**	20	64
Total comprehensive income for the period		**4 356**	5 367	8 951
Attributable to:				
Non-controlling interest		**84**	72	164
Owners of the parent		**4 272**	5 295	8 787

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (RAND)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (REVIEWED)

Figures in million	Share capital and premium	Retained earnings	Other reserves[2]	Non-controlling interest	Total
Balance – 1 July 2025	**32 934**	**14 584**	**717**	**277**	**48 512**
Share-based payments	**—**	**—**	**365**	**—**	**365**
Net profit for the period	**—**	**9 749**	**—**	**84**	**9 833**
Other comprehensive income for the period	**—**	**—**	**(5 477)**	**—**	**(5 477)**
Dividends paid[1]	**—**	**(988)**	**—**	**(41)**	**(1 029)**
Balance – 31 December 2025	**32 934**	**23 345**	**(4 395)**	**320**	**52 204**
Balance – 1 July 2024	32 934	2 238	5 602	175	40 949
Share-based payments	—	—	354	—	354
Net profit for the period	—	7 857	—	72	7 929
Other comprehensive income for the period	—	—	(2 562)	—	(2 562)
Dividends paid	—	(597)	—	(29)	(626)
Balance – 31 December 2024	32 934	9 498	3 394	218	46 044

[1] *On 13 October 2025, Harmony paid an ordinary dividend of 155 cents per share.*

[2] *Significant changes during the six months ended 31 December 2025 related to the hedging reserve (refer to note 9) and the foreign exchange translation reserve. The translation reserve balance was R116 million at 31 December 2025 (30 June 2025: R2 458 million) (31 December 2024: R3 047 million) (30 June 2024: R3 277 million).*

The accompanying notes are an integral part of these condensed consolidated financial statements.

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 23

CONDENSED CONSOLIDATED BALANCE SHEET (RAND)

		At		
Figures in million	Notes	31 December 2025 (Reviewed)	30 June 2025 (Audited)	31 December 2024 (Reviewed)
ASSETS				
Non-current assets				
Property, plant and equipment	7	**89 776**	48 269	44 003
Intangible assets		**—**	6	12
Restricted cash and investments	8	**7 496**	7 015	6 976
Investments in associates		**256**	197	140
Deferred tax assets	5	**153**	114	165
Other non-current assets		**449**	360	323
Derivative financial assets	9	**200**	236	159
Total non-current assets		**98 330**	56 197	51 778
Current assets				
Inventories	10	**4 856**	3 825	3 521
Restricted cash and investments	8	**46**	46	43
Trade and other receivables		**3 760**	4 002	3 903
Derivative financial assets	9	**286**	332	255
Cash and cash equivalents	17	**7 350**	13 101	9 396
Total current assets		**16 298**	21 306	17 118
Total assets		**114 628**	77 503	68 896
EQUITY AND LIABILITIES				
Share capital and reserves				
Attributable to equity holders of the parent company		**51 884**	48 235	45 826
Share capital and premium		**32 934**	32 934	32 934
Other reserves		**(4 395)**	717	3 394
Retained earnings		**23 345**	14 584	9 498
Non-controlling interest		**320**	277	218
Total equity		**52 204**	48 512	46 044
Non-current liabilities				
Deferred tax liabilities	5	**11 891**	4 475	3 169
Provision for environmental rehabilitation	11	**6 775**	6 098	5 645
Other provisions		**201**	196	246
Borrowings	13	**1 633**	1 894	2 027
Contingent consideration liabilities	12	**1 882**	976	929
Other non-current liabilities		**402**	276	306
Derivative financial liabilities	9	**4 644**	2 688	1 222
Streaming contract liabilities	15	**4 923**	—	—
Total non-current liabilities		**32 351**	16 603	13 544
Current liabilities				
Other provisions		**60**	65	10
Borrowings	13	**11 261**	59	86
Trade and other payables	14	**8 535**	6 724	5 692
Contingent consideration liabilities	12	**1 613**	481	338
Derivative financial liabilities	9	**8 082**	5 059	3 182
Streaming contract liabilities	15	**522**	—	—
Total current liabilities		**30 073**	12 388	9 308
Total equity and liabilities		**114 628**	77 503	68 896

The accompanying notes are an integral part of these condensed consolidated financial statements.

HARMONY
Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 24

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (RAND)

Figures in million	Notes	Six months ended 31 December 2025 (Reviewed)	Six months ended 31 December 2024 (Reviewed)	Year ended 30 June 2025 (Audited)
CASH FLOW FROM OPERATING ACTIVITIES				
Cash generated by operations	17	**17 078**	11 640	26 322
Dividends received		**—**	52	52
Interest received		**526**	354	820
Interest paid		**(562)**	(134)	(258)
Income and mining taxes paid		**(2 977)**	(1 727)	(4 289)
Payment of contingent consideration liability in excess of acquisition date fair value	17	**(215)**	—	—
Cash generated from operating activities		**13 850**	10 185	22 647
CASH FLOW FROM INVESTING ACTIVITIES				
Increase in restricted cash and investments		**(15)**	(185)	(372)
Amounts refunded from restricted cash and investments		**—**	—	557
Payments of contingent consideration liability relating to acquisition date fair value	17	**(1 334)**	—	(338)
ARM BBEE Trust loan repayment		**12**	18	28
Acquisition of MAC Copper operations and related assets	16	**(17 060)**	—	—
Proceeds from disposal of property, plant and equipment		**64**	3	25
Additions to property, plant and equipment	17	**(8 117)**	(4 806)	(11 855)
Cash utilised by investing activities		**(26 450)**	(4 970)	(11 955)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings raised	13	**15 221**	226	226
Borrowings repaid	13	**(7 166)**	—	(50)
Lease payments		**(144)**	(152)	(291)
Dividends paid		**(1 029)**	(626)	(2 100)
Cash generated/(utilised) by financing activities		**6 882**	(552)	(2 215)
Foreign currency translation adjustments		**(33)**	40	(69)
Net increase/(decrease) in cash and cash equivalents		**(5 751)**	4 703	8 408
Cash and cash equivalents – beginning of period		**13 101**	4 693	4 693
Cash and cash equivalents – end of period		**7 350**	9 396	13 101

The accompanying notes are an integral part of these condensed consolidated financial statements.

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 25

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 26 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND) 1. ACCOUNTING POLICIES Basis of accounting The condensed consolidated financial statements for the interim reporting period ended 31 December 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting, the JSE Limited Listings Requirements and the requirements of the Companies Act no. 71 of 2008 of South Africa. The JSE Listings Requirements require condensed financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB), the information required by Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and SAICA Financial Reporting Guides as issued by the Accounting Practices Committee. The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual financial statements for the year ended 30 June 2025. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, with the exception of the new accounting policies for copper revenue, financial assets (refer to note 2) and streaming contract liabilities (refer to note 15). There were no new standards, amendments to standards or interpretations that became effective that had a material impact on the group's results or financial position. The condensed consolidated financial statements have been prepared to the nearest million and rounding may cause differences. The condensed consolidated financial statements have been prepared on the going concern basis. Further information on liquidity and refinancing of short‑term borrowings is provided in note 18. 2. REVENUE Accounting policy – Commodities Revenue from metal sales is recognised when the group satisfies its performance obligations under its contract with the customer, by transferring such metals to the customer's control. The group sells gold, copper concentrate (including contained silver), uranium and refined silver from multiple operations with varying contract terms. Revenue is recognised at the following points of transfer of control: Gold and silver: South Africa (excluding streaming contract) Metal is delivered and certificate of sale is issued. Gold and silver: Hidden Valley Metal is collected from Hidden Valley and a confirmation of collection is sent to and accepted by the customer. Copper and silver: CSA (MAC Copper) Copper concentrate is delivered to the destination specified by the customer, which is typically the vessel on which it is shipped, the destination port or the customer’s premises and the customer has gained control. Uranium (Moab Khotsong) Confirmation of transfer is issued. The transaction price is measured based on the consideration specified in the contract with the customer and is driven by quoted market prices of the metals at the respective control transfer points. Copper and silver concentrate sales from the Cornish, Scottish and Australian (CSA) operation are provisionally priced, with the selling price subject to final adjustments based on the London Metal Exchange (LME) prices for the quotational period specified in the offtake agreement. Revenue is initially recognised when control transfers using the forward LME price to the estimated quotational period end date, net of treatment and refining charges. This forward price represents management's best estimate of the transaction price at the date control transfers. The period between initial provisional pricing and final pricing is typically between 30 and 90 days. Subsequent to initial recognition, the provisionally priced receivable is measured at fair value through profit or loss, with changes in fair value recognised as provisional pricing adjustments within revenue. Fair value is estimated by reference to forward market prices on the LME for copper and silver. Revenue arising from these price adjustments is disclosed separately from revenue from contracts with customers. For CSA copper concentrate containing both copper and silver, the transaction price is allocated to copper and silver based on their relative fair values at the date control transfers, determined by reference to forward market prices for the respective quotational periods on the LME. Both metals are provisionally priced and the receivables for both copper and silver are measured at fair value through profit or loss under IFRS 9. The group is responsible for providing certain shipping and insurance services to the customer, which is generally before the date at which the group has transferred control of the goods. These services are not distinct within the context of the contract, and they are not separately identifiable from other promises within the contract. Accordingly, shipping and insurance services are not considered separate performance obligations and are treated as costs to fulfill the promise to transfer the related products. Any customer payments of shipping and handling costs are recorded within revenue. While the group’s customer has an option to take deliveries of the goods on Cost and Freight (CFR) and Cost, Insurance and Freight (CIF) basis, the customer generally opts for Free on Board (FOB) based delivery where the group is responsible for loading the purchased goods onto the ship, and all costs associated up to that point. Accounting policy – financial assets Trade receivables resulting from the provisional copper and silver concentrate sales include actual invoiced sales of concentrate, as well as sales not yet invoiced for which deliveries have been made and the control has transferred. The copper and silver concentrate receivables are financial assets measured at fair value through profit or loss, as the solely payments of principle and interest criteria is not met. The receivable amount calculated for the concentrate delivered but not yet invoiced is recorded at the fair value of the consideration receivable at the date of delivery. At each subsequent reporting date the receivable is remeasured to reflect the fair value movements in the pricing mechanism which are recognised in revenue. Foreign exchange movements on foreign currency denominated receivables are recognised as a foreign exchange gain or loss in profit or loss subsequent to the recognition of a sale. ›‹

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

2. REVENUE continued

Figures in million	Six months ended 31 December 2025 (Reviewed)	Six months ended 31 December 2024 (Reviewed)	Year ended 30 June 2025 (Audited)
Commodities			
Gold (a)	**47 142**	36 862	75 240
Copper (b)	**369**	—	—
Silver (c)	**703**	1 008	1 810
Uranium (d)	**240**	449	822
	48 454	38 319	77 872
Toll treatment services (e)	**344**	238	532
Revenue from contracts with customers	**48 798**	38 557	78 404
Consideration from streaming contract	**—**	86	86
Hedging loss (f)	**(4 483)**	(1 502)	(4 594)
Adjustments relating to CSA operation copper provisional pricing (g)	**48**	—	—
Adjustments relating to CSA operation silver provisional pricing (g)	**37**	—	—
Total revenue (h)	**44 400**	37 141	73 896

(a) The increase in gold revenue is mainly due to the significant rise in the average spot gold price, which increased by 44.1% from R1 464 697/kg in December 2024 to R2 110 593/kg in December 2025. This was partially offset by a 11.2% decrease in gold sold from 25 167kg to 22 336kg in December 2025.

(b) Copper concentrate is derived from the CSA operation in Australia acquired as part of the MAC Copper acquisition. This relates to the revenue initially recognised when control transfers using the forward LME price to the estimated quotational period end date.

(c) Substantially all of the group's silver is derived from the Hidden Valley mine in Papua New Guinea. The decrease in silver revenue in December 2025 is mainly due to a 52.0% decrease in silver sold from 58 184kg to 27 947kg, as a result of a 47.6% decrease in silver produced. The decrease was offset by silver concentrate revenue of R26 million derived from the CSA operation in Australia acquired as part of the MAC Copper acquisition. This relates to the revenue initially recognised when control transfers using the forward LME price to the estimated quotational period end date.

(d) Uranium is derived from the Moab Khotsong operation. The decrease is mainly due to a 43.5% decrease in uranium sold from 136 531kg to 77 111kg.

(e) Relates to services rendered for the treatment of third-party gold-bearing material at the Doornkop and Moab Khotsong operations.

(f) The realised effective portion of the hedge-accounted gold derivatives was impacted by the average gold market spot price of R2 122 350/kg (December 2024: R1 480 736/kg) compared to the average forward price of matured contracts of R1 389 496/kg (December 2024: R1 253 218/kg). Refer to note 9 for further information.

(g) These adjustments relate to provisional pricing arrangements resulting in subsequent changes to the amount of revenue recognised.

(h) A geographical analysis of revenue is provided in the segment report.

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 27

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

3. COST OF SALES

Figures in million	Six months ended 31 December 2025 (Reviewed)	Six months ended 31 December 2024 (Reviewed)	Year ended 30 June 2025 (Audited)
Production costs – excluding royalty (a)	**21 580**	20 961	41 245
Royalty expense (b)	**1 439**	906	1 910
Amortisation and depreciation (c)	**3 241**	2 428	4 842
Rehabilitation expenditure	**79**	47	142
Care and maintenance cost of restructured shafts	**153**	194	380
Employment termination and restructuring costs	**105**	122	200
Share-based payments	**299**	285	573
Reversal of impairment of assets (d)	**(1 074)**	—	—
Toll treatment costs	**266**	167	368
Other	**3**	1	(25)
Total cost of sales	**26 091**	25 111	49 635

(a) The increase in production costs for the December 2025 period was due to above-inflation increases on costs such as labour and electricity. Offsetting the increase in costs partially is a R720 million inventory adjustment resulting from higher gold and copper stock on hand at period end.

(b) The royalty tax increased due to a higher rate being applied as a result of higher profits, as well as the increased revenue base to which it is applied.

(c) A significant portion of the increase is due to additions to property, plant and equipment following the acquisition of MAC Copper Limited (MAC Copper). Refer to notes 7 and 16 for details.

(d) A reversal of previously recognised impairments in respect of property, plant and equipment of the Tshepong North CGU was recognised during the period. Refer to note 7 for details.

4. OTHER INCOME STATEMENT ITEMS

Losses on derivatives

The increase in derivative losses is mainly driven by the significant rise in the silver spot price during the period, which moved further above the average locked-in floor and cap prices of the outstanding silver collar contracts. This resulted in a loss of R1.1 billion, partially offset by the realised foreign exchange derivative gain of R236 million.

Finance cost

R315 million of the overall increase is attributable to the bridge facility for the MAC Copper acquisition (refer to notes 13 and 16), including the amortisation of the commitment fees. Refer to note 13 for details on the facility. Also contributing to the increase for the period is the finance cost element of the streaming arrangements assumed as part of the MAC Copper acquisition, which totalled R103 million. Refer to note 15 for details.

5. TAXATION

Current taxation

The increased current tax expense is mainly attributable to mining taxes recognised for majority of the group's operations. The increased gold price realised resulted in a significant increase in the profitability of the group's operations for the six months ended 31 December 2025.

The following legal entities contributed significantly to the current tax expense:

Figures in million	Six months ended 31 December 2025 (Reviewed)	Six months ended 31 December 2024 (Reviewed)	Year ended 30 June 2025 (Audited)
Harmony Gold Mining Company Limited (Harmony Company)	**547**	205	426
Golden Core Trade and Invest (Proprietary) Limited (Mponeng)	**1 391**	952	1 990
Freegold (Harmony) (Proprietary) Limited (Freegold)	**575**	155	365
Harmony Moab Khotsong Operations (Proprietary) Limited (Moab)	**278**	302	688
Randfontein Estates Limited (Randfontein)	**297**	118	216

HARMONY
Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 28

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

5. TAXATION continued

Deferred taxation

The movement in the net deferred tax liabilities is mainly attributable to an increase in net taxable temporary differences for majority of the group's South African mining companies as well as the deferred tax liability acquired as part of the MAC Copper acquisition (refer to note 16). The amount recognised at 31 December 2025 is as follows:

Figures in million	At 31 December 2025 (Reviewed)	30 June 2025 (Audited)	31 December 2024 (Reviewed)
Balance at beginning of period	**4 361**	2 811	2 811
Expense per condensed consolidated income statement	**752**	2 486	492
Tax expense/(credit) directly charged to other comprehensive income (a)	**(543)**	(936)	(299)
Net deferred tax liability of acquired operations (b)	**7 478**	—	—
Foreign exchange translation	**(310)**	—	—
Balance at end of period	**11 738**	4 361	3 004
Deferred tax asset per condensed consolidated balance sheet (c)	**(153)**	(114)	(165)
Deferred tax liability per condensed consolidated balance sheet	**11 891**	4 475	3 169

(a) Relates to the movement in the net derivative liability position. Refer to note 9 for detail.

(b) As part of the acquisition of MAC Copper, a net deferred tax liability was recognised on acquisition date. Refer to note 16 for more detail.

(c) As at 31 December 2025, a deferred tax asset was recognised in Harmony Company. A deferred tax asset continues to be recognised as it is probable that sufficient future taxable profits will be available against which the remaining deductible temporary differences existing at the reporting date can be utilised.

6. EARNINGS PER ORDINARY SHARE

	Six months ended		Year ended
	31 December 2025 (Reviewed)	31 December 2024 (Reviewed)	30 June 2025 (Audited)
Weighted average number of shares (million)	**624**	621	622
Weighted average number of diluted shares (million)	**632**	625	629
Total earnings per share (cents):			
Basic earnings	**1 563**	1 265	2 313
Diluted earnings	**1 542**	1 257	2 288
Headline earnings	**1 431**	1 270	2 337
Diluted headline earnings	**1 412**	1 263	2 311

Reconciliation of headline earnings:

	Six months ended		Year ended
Figures in million	31 December 2025 (Reviewed)	31 December 2024 (Reviewed)	30 June 2025 (Audited)
Net profit for the period attributable to owners of the parent	**9 749**	7 857	14 384
Adjusted for:			
(Profit)/loss on sale of property, plant and equipment	**47**	(8)	(8)
Taxation effect on profit/(loss) on sale of property, plant and equipment	**(16)**	1	—
Loss on scrapping of property, plant and equipment	**46**	28	164
Taxation effect on loss on scrapping of property, plant and equipment	**(12)**	(9)	(32)
Impairment of investment in associate	**—**	23	23
Reversal of impairment of assets	**(1 074)**	—	—
Taxation effect on the reversal of impairment of assets	**187**	—	—
Headline earnings	**8 927**	7 892	14 531

HARMONY
Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 29

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 30 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND) 7. PROPERTY, PLANT AND EQUIPMENT Acquisitions and business combinations One of the major contributors to the increase in property, plant and equipment is the acquisition of MAC Copper which includes the CSA Mine. Refer to note 16 for further information on the acquisition. Additions to property, plant and equipment Refer to note 17 for capital expenditure related to property, plant and equipment and additions resulting from stripping activities during the six months ended 31 December 2025. Change in estimate of environmental rehabilitation An adjustment related to the change in estimate of R336 million for the provision for environmental rehabilitation contributed to an increase in property, plant and equipment for the six months ended 31 December 2025. Refer to note 11 for further information. Foreign exchange impact The foreign exchange translation movement on property, plant and equipment from the consolidation of the group's foreign operations resulted in a decrease of R2.8 billion for the six-month period ended 31 December 2025. Depreciation of property, plant and equipment Depreciation recognised on property, plant and equipment amounted to R3.2 billion for the six-month period ended 31 December 2025. Refer to note 3 for detail. Impairment/reversal of impairment of property, plant and equipment At 31 December 2025, management performed an assessment for potential indicators of impairment of assets as well as potential indications for reversal of previously recorded impairment losses in terms of IAS 36 Impairment of Assets. Specific circumstances surrounding each of the individual cash generating units (CGUs) were considered in this assessment in order to identify significant changes in the six months since the last impairment assessment was performed. The Moab Khotsong, Tshepong North, Tshepong South, Joel, Target 1 and Masimong CGUs experienced operational issues during the six months ended 31 December 2025. These operational issues were considered to be indications of potential impairment and therefore an impairment assessment was performed for these CGUs. Additionally, on 24 November 2025 the final investment decision for Eva Copper was approved, thereby resulting in its technical and commercial viability being demonstrable. On this date, Eva Copper was reclassified from undeveloped properties to mining assets under construction. In accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources, an impairment assessment was performed for Eva Copper prior to its reclassification to mining assets under construction. For CGUs that had previously been impaired, management first determined the carrying amounts that would have existed (net of depreciation) had no impairment losses been recognised in prior periods. Where this depreciation had not eliminated the depreciable amount available for reversal, management then assessed whether the impairment loss may no longer exist or may have decreased, including whether the estimated service potential of each CGU had increased in a sustained manner since the impairment was recognised. Indicators that a previously recognised impairment loss may no longer exist or may have decreased were identified for the Tshepong North operation. Management also performed assessments for the Tshepong South and Target 1 operations and concluded that no reversal of previously recognised impairments of these CGUs was required as at 31 December 2025. Critical estimates and judgements The recoverable amount of mining assets is determined utilising real discounted future cash flows. The real post-tax discount rate used for CGUs tested for impairment and reversal of impairments ranged between 8.1% and 13.5% as at 31 December 2025 (December 2024: 10.6% and 11.9%). No material difference in recoverable amounts is expected should future cash flows be discounted on a pre-tax basis. ›‹

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

7. PROPERTY, PLANT AND EQUIPMENT continued

Impairment of property, plant and equipment continued

Critical estimates and judgements continued

The commodity price and exchange rate assumptions applied in the impairment assessments are as follows:

	Six months ended		Year ended
	31 December 2025 (Reviewed)	31 December 2024 (Reviewed)	30 June 2025 (Audited)
US$ gold price per ounce			
– Year 1	**4 109**	2 661	3 105
– Year 2	**3 905**	2 549	2 892
– Year 3	**3 508**	2 382	2 604
– Long term (Year 4 onwards)	**2 915**	1 941	2 237
Exchange rate (R/US$)			
– Year 1	**17.20**	17.76	17.95
– Year 2	**17.11**	17.32	17.63
– Year 3	**17.56**	17.00	18.01
– Long term (Year 4 onwards)	**17.60**	18.54	18.54
Rand gold price (R/kg)			
– Year 1	**2 272 000**	1 520 000	1 792 000
– Year 2	**2 149 000**	1 420 000	1 639 000
– Year 3	**1 981 000**	1 302 000	1 508 000
– Long term (Year 4 onwards)	**1 649 000**	1 157 000	1 334 000
Copper price (US$/lb)			
– Year 1	**4.94**	n/a	n/a
– Year 2	**4.81**	n/a	n/a
– Year 3	**4.72**	n/a	n/a
– Long term (Year 4 onwards)	**4.75**	n/a	n/a

The recoverable amounts of the CGUs were determined on a fair value less cost to sell basis. This is a fair value measurement classified as level 3 within the fair value hierarchy.

All key assumptions disclosed remained the same as at 30 June 2025 with the exception of the commodity prices, exchange rates and discount rates as disclosed above.

Results of impairment and reversal assessment

Based on the impairment tests performed, no impairments were recorded for the six-month period ended 31 December 2025.

During the year ended 30 June 2022, an impairment of R2.3 billion was recognised in respect of property, plant and equipment relating to the Tshepong North CGU. At 31 December 2025, a reversal of impairment of R1.1 billion in respect of property, plant and equipment relating to the Tshepong North CGU was recognised. This reversal reflects an increase in the recoverable amount of the CGU (fair value less costs of disposal, Level 3 in the fair value hierarchy), as a result of significantly higher gold price assumptions applied in the valuation at 31 December 2025. The recoverable amount of the Tshepong North CGU at 31 December 2025 was determined as R3.6 billion. A reasonable possible change in assumptions would not change the conclusion to reverse the impairment or the quantum of the reversal. The reversal of impairment is presented as part of cost of sales on the condensed consolidated income statement.

8. RESTRICTED CASH AND INVESTMENTS

The balance at 31 December 2025 increased by R481 million as a result of interest received as well as the mark-to-market valuation of these funds.

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 31

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

9. DERIVATIVE FINANCIAL INSTRUMENTS

Figures in million	Hedging contracts							
	Rand gold forwards	US$ gold forwards	Rand gold collars	US$ gold collars	US$ copper swaps[1]	US$ silver contracts	Foreign exchange contracts	Total
At 31 December 2025 (Reviewed)								
Derivative financial assets	12	3	196	25	—	—	250	486
Non-current	5	1	161	22	—	—	11	200
Current	7	2	35	3	—	—	239	286
Derivative financial liabilities	(3 519)	(741)	(5 661)	(1 374)	(358)	(1 073)	—	(12 726)
Non-current	(605)	(185)	(2 850)	(667)	—	(337)	—	(4 644)
Current	(2 914)	(556)	(2 811)	(707)	(358)	(736)	—	(8 082)
Net derivative financial instruments	(3 507)	(738)	(5 465)	(1 349)	(358)	(1 073)	250	(12 240)
Unrealised losses included in other reserves, net of tax	(2 821)	(737)	(4 333)	(1 382)	—	—	—	(9 273)
Movements for the period ended 31 December 2025								
Realised losses included in revenue	(3 489)	(438)	(388)	(168)	—	—	—	(4 483)
Unrealised losses on gold contracts recognised in other comprehensive income	(2 772)	(517)	(3 930)	(1 098)	—	—	—	(8 317)
Gains/(losses) on derivatives	—	—	—	—	(9)	(1 147)	199	(957)
Day one loss amortisation	(18)	(3)	(52)	(9)	—	—	—	(82)
Total gains/(losses) on derivatives	(18)	(3)	(52)	(9)	(9)	(1 147)	199	(1 039)
Hedge effectiveness								
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(2 772)	(517)	(4 028)	(1 127)	—	—	—	(8 444)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	2 772	517	4 028	1 127	—	—	—	8 444

[1] *Refer to note 16 for further detail on the acquisition of MAC Copper. As hedge accounting is not applied to these contracts, the resulting gains and losses have been recorded in the condensed consolidated income statement.*

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 32

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

9. DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

Figures in million	Hedging contracts Rand gold forwards	US$ gold forwards	Rand gold collars	US$ gold collars	US$ silver contracts	Foreign exchange contracts	Total
At 31 December 2024 (Reviewed)							
Derivative financial assets	62	14	51	18	42	227	414
Non-current	34	9	49	16	34	17	159
Current	28	5	2	2	8	210	255
Derivative financial liabilities	(3 349)	(406)	(519)	(75)	(17)	(38)	(4 404)
Non-current	(634)	(78)	(442)	(52)	(1)	(15)	(1 222)
Current	(2 715)	(328)	(77)	(23)	(16)	(23)	(3 182)
Net derivative financial instruments	(3 287)	(392)	(468)	(57)	25	189	(3 990)
Unrealised losses included in other reserves, net of tax	(2 750)	(416)	(388)	(48)	—	—	(3 602)
Movements for the period ended 31 December 2024							
Realised losses included in revenue	(1 348)	(141)	(10)	(3)	—	—	(1 502)
Unrealised losses on gold contracts recognised in other comprehensive income	(3 118)	(302)	(608)	(65)	—	—	(4 093)
Gains/(losses) on derivatives	—	—	—	—	57	(109)	(52)
Day one loss amortisation	(51)	(6)	(12)	(3)	—	—	(72)
Total gains/(losses) on derivatives	(51)	(6)	(12)	(3)	57	(109)	(124)
Hedge effectiveness							
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(3 118)	(302)	(608)	(65)	—	—	(4 093)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	3 118	302	608	65	—	—	4 093

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 33

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

9. DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

	Hedging contracts						
Figures in million	Rand gold forwards	US$ gold forwards	Rand gold collars	US$ gold collars	US$ silver contracts	Foreign exchange contracts	Total
At 30 June 2025 (Audited)							
Derivative financial assets	30	5	207	35	3	288	568
Non-current	14	3	164	28	3	24	236
Current	16	2	43	7	—	264	332
Derivative financial liabilities	(4 279)	(716)	(2 082)	(522)	(148)	—	(7 747)
Non-current	(675)	(166)	(1 492)	(316)	(39)	—	(2 688)
Current	(3 604)	(550)	(590)	(206)	(109)	—	(5 059)
Net derivative financial instruments	(4 249)	(711)	(1 875)	(487)	(145)	288	(7 179)
Unrealised gains losses included in other reserves, net of tax	(3 405)	(731)	(1 468)	(490)	—	—	(6 094)
Movements for the year ended 30 June 2025							
Realised losses included in revenue	(3 910)	(459)	(178)	(47)	—	—	(4 594)
Unrealised losses on gold contracts recognised in other comprehensive income	(6 674)	(970)	(2 155)	(551)	—	—	(10 350)
Gains/(losses) on derivatives	—	—	—	—	(150)	235	85
Day one loss amortisation	(83)	(11)	(40)	(10)	—	—	(144)
Total gains/(losses) on derivatives	(83)	(11)	(40)	(10)	(150)	235	(59)
Hedge effectiveness							
Changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(6 674)	(970)	(1 596)	(511)	—	—	(9 751)
Changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness	6 674	970	1 596	511	—	—	9 751

Reconciliation of the hedge reserve:

	At		
Figures in million	31 December 2025 (Reviewed)	30 June 2025 (Audited)	31 December 2024 (Reviewed)
Balance at beginning of the period	**(6 094)**	(1 252)	(1 252)
Remeasurement of gold hedging contracts	**(3 179)**	(4 842)	(2 350)
Unrealised loss on gold hedging contracts	**(8 317)**	(10 350)	(4 093)
Released to revenue	**4 483**	4 594	1 502
Foreign exchange translation	**112**	(22)	(58)
Deferred taxation thereon	**543**	936	299
Balance at end of the period	**(9 273)**	(6 094)	(3 602)

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 34

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

9. DERIVATIVE FINANCIAL INSTRUMENTS CONTINUED

The following table shows the open position at the reporting date:

	FY26	FY27		FY28		FY29	
	HY[2]	HY[1]	HY[2]	HY[1]	HY[2]	HY[1]	Total
Foreign exchange contracts							
Zero cost collars							
US$m	82	40	10	—	—	—	132
Average floor – R/US$	18.39	18.19	17.95	—	—	—	18.30
Average cap – R/US$	20.39	20.19	19.95	—	—	—	20.30
Forward contracts							
US$m	11	—	—	—	—	—	11
Average forward rate – R/US$	20.15	—	—	—	—	—	20.15
Commodity contracts							
Rand gold forward contracts							
000 oz – cash flow hedge	92	36	20	10	—	—	158
Average R'000/kg	1 561	1 669	1 735	1 792	—	—	1 622
US$ gold forward contracts							
000 oz – cash flow hedge	13	6	6	1	—	—	26
Average US$/oz	2 531	2 631	2 765	2 760	—	—	2 617
Rand gold zero-cost collar contracts							
000 oz – cash flow hedge	100	140	100	104	68	40	552
Average floor – R'000/kg	1 706	1 828	1 770	2 027	2 172	2 487	1 923
Average cap – R'000/kg	1 940	2 071	2 005	2 286	2 436	2 747	2 170
US$ gold zero-cost collar contracts							
000 oz – cash flow hedge	18	20	12	17	9	4	80
Average floor – US$/oz	2 817	3 035	2 778	3 199	3 384	4 148	3 077
Average cap – US$/oz	3 145	3 363	3 093	3 540	3 761	4 536	3 415
Total gold contracts							
000 oz – cash flow hedge	223	202	138	132	77	44	816
US$ copper swap contracts							
tonne	5 175	—	—	—	—	—	5 175
Average US$/tonne	8 177	—	—	—	—	—	8 177
US$ silver contracts							
000 oz	660	660	620	370	—	—	2 310
Average floor – US$/oz	30.15	32.16	36.23	50.46	—	—	35.61
Average cap – US$/oz	33.52	36.45	41.02	56.43	—	—	40.04

[1] *July – December*

[2] *January – June*

Refer to note 18 for details on the fair value measurements.

10. INVENTORIES

Inventories increased by R1.0 billion during the period. The increase was due to a R273 million increase in commodity inventories at Hidden Valley, which was driven primarily by a delayed December shipment. In addition, there was a R198 million increase in the South African operations' commodity inventories as a result of higher average valuation rates. Copper inventories of R306 million were included as a result of the MAC Copper acquisition. Furthermore, consumables increased by R231 million in anticipation of supplier closures during December.

11. PROVISION FOR ENVIRONMENTAL REHABILITATION

The increase in the provision of R677 million is mainly due to the change in estimate of R425 million as a result of a decrease in discount rates. In addition to this change, an additional R222 million was assumed as part of the acquisition of MAC Copper.

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 35

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

12. CONTINGENT CONSIDERATION

The contingent consideration liability is attributable to:

Figures in million	At 31 December 2025 (Reviewed)	30 June 2025 (Audited)	31 December 2024 (Reviewed)
Mponeng	**711**	676	843
Eva Copper (a)	**511**	781	424
CSA (b)	**2 273**	—	—
Copper price-linked contingent consideration	**1 244**	—	—
NSR royalty contingent consideration	**1 029**	—	—
Total contingent consideration liabilities	**3 495**	1 457	1 267

Reconciliation of the contingent consideration liabilities:

Figures in million	At 31 December 2025 (Reviewed)	30 June 2025 (Audited)	31 December 2024 (Reviewed)
Balance at beginning of the period	**1 457**	965	965
CSA acquired through MAC Copper acquisition	**3 371**	—	—
Foreign exchange translation	**(141)**	—	—
Payment of contingent considerations[1]	**(1 549)**	(338)	—
Remeasurement of contingent considerations	**357**	830	302
Balance at end of the period	**3 495**	1 457	1 267
Current portion of contingent consideration	**1 613**	481	338
Non-current portion of contingent consideration	**1 882**	976	929

[1] *The payment relates to the settlement of the Eva Copper declaration of additional mineral resources of R256 million, as well as the first contingent copper consideration of R1.3 billion following the fulfilment of the required conditions in October 2025.*

(a) The decrease is mainly due to the settlement of the additional mineral resources declaration of R256 million.

(b) The increase in the contingent consideration liability is mainly as a result of the MAC acquisition. The contingent consideration arrangements existed prior to Harmony's acquisition of MAC Copper and originated with MAC Copper's acquisition of CSA from Glencore on 15 June 2023. These obligations include:

- copper price-linked contingent consideration; and
- a net smelter return (NSR) royalty contingent consideration.

Copper price-linked contingent consideration

The copper contingent consideration totals US$150 million, structured as two unsecured and fully subordinated contingent payments of US$75 million each (the first contingent copper payment and the second contingent copper payment). These amounts become payable only if the following price-based conditions are met over the life of the mine:

- First contingent copper payment: The average daily LME closing copper price exceeds US$4.25/lb (US$9 370/mt) for any rolling 18-month period from 15 June 2023 and
- Second contingent copper payment: The average daily LME closing copper price exceeds US$4.50/lb (US$9 920/mt) for any rolling 24-month period from 15 June 2023.

The copper contingent consideration is measured at fair value through profit or loss. Refer to note 18 for the details of the valuation.

NSR royalty contingent consideration

Under the NSR agreement, Cobar Management Proprietary Limited (CMPL) is required to pay Glencore a 1.5% NSR royalty on all marketable, metal-bearing copper material produced from the mining tenure held by CMPL at 15 June 2023. The NSR royalty contingent consideration is measured at fair value through profit or loss. Refer to note 18 for the details of the valuation.

HARMONY
Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 36

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

13. BORROWINGS

Summary of facilities' terms

Figures in million	Existing					Extinguished Senior syndicated facility (c)	
	US$ term loan US dollar	US$ RCF US dollar	US$ bridge facility (a) US dollar	Rand RCF SA Rand	Green loan (b) SA Rand	US$ term loan US dollar	US$ RCF US dollar
Borrowings summary at 31 December 2025							
Original facility	100	300	1 250	2 500	1 500	205	125
Drawn down/loan balance	100	—	675	—	149	—	—
Undrawn committed borrowing facilities	n/a	300	n/a	2 500	n/a	n/a	n/a
Maturity	May 2027	May 2027	May 2026	May 2027	November 2028	March 2028	March 2028
Repayment terms	On maturity	On maturity	On maturity	On maturity	Bi-annual	Quarterly	On maturity
Interest rate	SOFR + 2.85%	SOFR + 2.70%	SOFR + 2.80%	JIBAR[(d)] + 2.40%	JIBAR[(d)] + 2.65%	SOFR + 2.5% to 3%	SOFR + 2.5% to 3%

(a) On 26 June 2025, a bridge facility agreement between Harmony, Harmony Australia and a syndicate of lenders was concluded. The purpose of the agreement is to secure funding to finance the acquisition of MAC Copper and related costs (refer to note 16 for further information). Under the agreement, a US$250 million facility (Facility A) and a US$1 billion facility (Facility B) were made available to Harmony Australia and Harmony, respectively. The tenure of the loan is 364 days with a six-month extension option. The period of the draw down has lapsed therefore, the balance of the facility is no longer available.

Origination fees of R253 million were incurred for the facility. These fees are regarded as an integral part of the effective interest rate of the facility and are treated as transaction costs.

The interest rate terms vary as follows:

- SOFR + 2% for the first six months starting 26 May 2025
- SOFR + 2.80% for the next six months
- SOFR + 4% for the last six months.

(b) This facility can only be drawn for qualifying projects.

(c) On 24 October 2025, Harmony took over the senior syndicated facility from MAC Copper. On 28 October 2025 the outstanding balance was fully repaid and the facility was extinguished.

(d) On 3 December 2025, the South African Reserve Bank (SARB) announced the cessation of the JIBAR as of 31 December 2026. South Africa's financial market is moving away from the JIBAR benchmark to the South African Rand Overnight Index Average (ZARONIA). As these facilities' agreements makes provision for the use of replacement benchmarks for determining interest rates, the impact of the South African IBOR reform is expected to be immaterial.

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 37

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

13. BORROWINGS continued

Interest bearing borrowings

	At		
Figures in million	31 December 2025 (Reviewed)	30 June 2025 (Audited)	31 December 2024 (Reviewed)
Non-current borrowings			
R1.5 billion facility – green loan	**100**	124	149
US$400 million facility – sustainability linked	**1 533**	1 770	1 878
Total non-current borrowings	**1 633**	1 894	2 027
Current borrowings			
R1.5 billion facility – green loan	**52**	52	77
US$400 million facility – sustainability linked	**22**	7	9
US$1.25 billion facility – bridge facility	**11 187**	—	—
Total current borrowings	**11 261**	59	86

The following draw downs and repayments were made during the December 2025 period:

- R1.5 billion facility – green loan: R25 million repayment.
- US$1.25 billion facility – bridge facility: Draw down of US$175 million (R3.0 billion) from facility A and US$700 million (R12.2 billion) from facility B. Subsequently a US$200 million (R3.3 billion) repayment was made on facility B.
- Senior syndicated facility – On 24 October 2025, Harmony took over the senior syndicated facility from MAC Copper amounting to US$223 million (R3.9 billion), which included both principal and accrued interest. On 28 October 2025, a payment of US$223 million (R3.8 billion) was made to Citicorp International Limited in full as final settlement of the MAC Copper senior debt.

The debt covenant tests for both the Rand and the US$ facilities are as follows:

- The group's interest cover ratio shall be more than five times (EBITDA[1]/Total Interest paid)
- Leverage[2] shall not be more than 2.5 times.

[1] *Earnings before interest, taxes, depreciation and amortisation (EBITDA) as defined in the agreement also excludes unusual items such as impairment and restructuring cost.*

[2] *Leverage is defined as total net debt to EBITDA.*

Loan covenants tests were performed for the loans for the period ended 31 December 2025 and no breaches were noted. For the December 2025 period, the group's interest cover ratio was 57.4 times (December 2024: 64.8 times) (June 2025: 97.3 times), while the group's leverage was 0.2 (December 2024: negative 0.3) (June 2025: negative 0.4). Management believes that it is very likely that the covenant requirements will be met in the foreseeable future given the current earnings and interest levels.

	Six months ended		Year ended
Figures in million	31 December 2025 (Reviewed)	31 December 2024 (Reviewed)	30 June 2025 (Audited)
Translation gain/(loss) on US$ facilities[1]	**763**	(67)	46
Rand/US$ exchange rate:			
Closing/spot	**16.56**	18.85	17.75
Average	**17.36**	17.94	18.15

[1] *The remainder of the foreign exchange translation gain or loss included in profit or loss mainly relates to the translation of cash from a foreign currency to the functional currencies of the operating entities.*

14. TRADE AND OTHER PAYABLES

The balance at 31 December 2025 increased by R1.8 billion. The increase is primarily attributable to R1.1 billion for stamp duties payable on the MAC Copper acquisition (refer to note 16). Further, an increase in income tax payable of R776 million as at 31 December 2025 (refer to note 5).

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 38

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

15 STREAMING ARRANGEMENTS

Accounting policy

Streaming arrangements with OR Royalties

The group has copper and silver streaming arrangements with OR Royalties Inc. (OR Royalties), which have been accounted for as financial liabilities containing embedded derivatives in accordance with IFRS 9, *Financial Instruments*. The embedded derivatives relate to the applicable commodity price exposure within the contractual delivery obligations. The copper streaming arrangement also includes an embedded derivative relating to a buy-down option. The embedded derivatives have been separated from the host contracts and are measured at fair value through profit or loss.

On initial recognition in accordance with IFRS 3, *Business Combinations*, the copper and silver host contract financial liabilities were recognised at fair values of R2.3 billion and R2.6 billion, respectively, while the embedded derivatives were recognised at fair values of R199 million asset (copper compound derivative) and Rnil (silver derivative).

Subsequent to initial recognition

(i) Host contracts (financial liabilities)

The host contracts are measured at amortised cost using the effective interest method. Interest expense is calculated by applying the effective interest rates of 13.22% (copper) and 13.53% (silver) to the respective amortised cost carrying amounts and is recognised in finance costs.

When expected future physical deliveries of the applicable commodity are revised due to changes in mine production or reserve estimates, the carrying amount of the financial liability is recalculated as the present value of revised estimated future cash flows discounted at the original effective interest rate (in accordance with IFRS 9 paragraph B5.4.6). The resulting catch-up adjustment is recognised immediately in finance costs.

(ii) Embedded derivatives

The embedded derivatives measured at fair value through profit or loss at each reporting period, with changes in fair value recognised in fair value movements on streaming arrangements. Fair value is determined using Level 3 inputs within the fair value hierarchy (see note 18 for details on the fair value measurement).

The streaming arrangement liabilities are presented separately on the condensed consolidated balance sheet as streaming contract liabilities, split between current and non-current portions based on expected delivery schedules.

	Six months ended		Year ended
Figures in million	**31 December 2025 (Reviewed)**	**31 December 2024 (Reviewed)**	**30 June 2025 (Audited)**
Copper stream (a)	2 300	—	—
– Copper host debt	2 274	—	—
– Copper compound derivative	26	—	—
Silver stream (b)	3 145	—	—
– Silver host debt	2 525	—	—
– Silver derivative	620	—	—
Total streaming contract liabilities	5 445	—	—
Current portion of streaming contract liabilities	522	—	—
Non-current portion of streaming contracts liabilities	4 923	—	—

(a) Effective 16 June 2023, MAC Copper, a subsidiary of Harmony as of 24 October 2025, entered into a copper purchase agreement (copper stream) with OR Royalties. Under the terms of the copper stream, in exchange for an upfront cash deposit of up to US$75 million (available copper deposit), the group is required to deliver an amount of refined copper to OR Royalties in the form of purchased copper warrants. The deliveries to OR Royalties are equal to the copper stream percentage (as defined below) of payable copper (being 96.2% of produced copper) produced by the CSA Mine during the life of the mine. On 16 June 2023, the full amount of the available copper deposit was drawn to finance, in part, the initial acquisition of the CSA Mine by MAC Copper. As of 31 December 2025, 1 748 tonnes of copper has been delivered towards the copper stream with OR Royalties. As part of the acquisition of MAC Copper, Harmony has assumed the obligations enforced by the copper stream.

The copper stream percentages are the following:

Time period	Copper stream percentage
24 October 2025 to 16 June 2028	3.00% (First stream percentage)
17 June 2028 until 33 000 metric tons of refined copper delivered to OR Royalties (Threshold quantity)	4.875% (Second-threshold stream percentage)
Thereafter from the date that the threshold quantity has been met	2.25% (Tail stream percentage)

HARMONY
Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025
39

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

15 STREAMING ARRANGEMENTS CONTINUED

(a) Copper stream continued

Harmony may elect to reduce the copper stream percentage and the threshold quantity on 16 June 2028 to the amounts and percentages in the table below upon making a one-time payment of US$40 million or US$20 million (buy-down option). The buy-down option is an embedded derivative measured at fair value through profit or loss, taking into account the likelihood of the group exercising the option.

	Buy-down: Option 1	Buy-down: Option 2
Buy-down amount	US$40 million	US$20 million
Second-threshold stream percentage	3.25%	4.0625%
Tail stream percentage	1.50%	1.8750%
Threshold quantity	23 900 tonnes	28 450 tonnes

In addition to the copper deposit, the group will receive ongoing cash payments for refined copper delivered equal to 4% (copper cash price) of the cash settlement price for one tonne of refined copper quoted by the LME on the date prior to the date of delivery (copper market price). Until the copper deposit is reduced to US$nil, the difference between the copper market price and the copper cash price will be credited against the outstanding copper deposit. After the copper deposit is reduced to US$nil, the group will continue to receive the copper cash price for each tonne of refined copper delivered. As at 31 December 2025, the outstanding copper deposit was US$58.6 million.

Reconciliation of the copper host debt:

	Six months ended		Year ended
Figures in million	**31 December 2025 (Reviewed)**	**31 December 2024 (Reviewed)**	**30 June 2025 (Audited)**
Balance at beginning of period	—	—	—
Acquired through MAC Copper acquisition	2 349	—	—
Finance cost	57	—	—
Copper warrants delivered	(29)	—	—
Foreign exchange translation	(103)	—	—
Balance at end of period	**2 274**	—	—
– Current	**159**	—	—
– Non-current	**2 115**	—	—

Reconciliation of copper compound derivative:

	Six months ended		Year ended
Figures in million	**31 December 2025 (Reviewed)**	**31 December 2024 (Reviewed)**	**30 June 2025 (Audited)**
Balance at beginning of period	—	—	—
Acquired through MAC Copper acquisition	(199)	—	—
Fair value movement	223	—	—
Foreign exchange translation	2	—	—
Balance at end of period	**26**	—	—
– Current	**13**	—	—
– Non-current	**13**	—	—

(b) Effective 16 June 2023, MAC Copper, a subsidiary of Harmony as of 24 October 2025, entered into a silver purchase agreement (silver stream) with OR Royalties. Under the terms of the silver stream, in exchange for an upfront cash deposit of US$75 million (silver deposit), the group is required to deliver to OR Royalties an amount of refined silver, in the form of purchased silver credits. The deliveries to OR Royalties are equal to 100% of payable silver (calculated as 90% of produced silver) produced by the CSA Mine during the life of mine. On 16 June 2023, the full amount of the silver deposit was drawn to finance, in part, the initial acquisition of the CSA Mine by MAC Copper. As of 31 December 2025, 1 162 234 ounces of silver has been delivered towards the silver stream with OR Royalties. As part of the acquisition of MAC Copper, Harmony has assumed the obligations enforced by the silver stream. In addition to the silver deposit, the group will receive ongoing cash payments for refined silver delivered equal to 4% (silver cash price) of the silver price quoted by the London Bullion Market Association (LBMA) for one ounce of refined silver on the day prior to the date of delivery (silver market price). Until the silver deposit is reduced to US$nil, the difference between the silver market price and the silver cash price will be credited against the outstanding silver deposit. After the silver deposit is reduced to US$nil, the group will continue to receive the silver cash price for each ounce of refined silver delivered. As at 31 December 2025, the outstanding silver deposit was US$40.4 million.

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 40

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

15 STREAMING ARRANGEMENTS CONTINUED

(a) Silver stream continued

Reconciliation of silver host debt:

Figures in million	Six months ended 31 December 2025 (Reviewed)	Six months ended 31 December 2024 (Reviewed)	Year ended 30 June 2025 (Audited)
Balance at beginning of period	—	—	—
Acquired through MAC Copper acquisition	2 615	—	—
Finance cost	65	—	—
Gains on remeasurement of host debt (included in finance costs)	(19)	—	—
Silver credits delivered	(30)	—	—
Foreign exchange translation	(106)	—	—
Balance at end of period	**2 525**	—	—
– Current	**279**	—	—
– Non-current	**2 246**	—	—

Reconciliation of silver derivative:

Figures in million	Six months ended 31 December 2025 (Reviewed)	Six months ended 31 December 2024 (Reviewed)	Year ended 30 June 2025 (Audited)
Balance at beginning of period	—	—	—
Fair value movement	638	—	—
Foreign exchange translation	(18)	—	—
Balance at end of period	**620**	—	—
– Current	**71**	—	—
– Non-current	**549**	—	—

16 ACQUISITIONS AND BUSINESS COMBINATIONS

Acquisition of MAC Copper

On 27 May 2025, Harmony announced that it has entered into a binding agreement to acquire, through its wholly owned Australian subsidiary Harmony Gold (Australia) Pty Limited, 100% of the securities in MAC Copper Limited (MAC Copper). MAC Copper has a 100% interest in the CSA copper mine, its sole asset, which is located in the Cobar Region of New South Wales, Australia. The acquisition supports Harmony's strategic objective of transitioning into a low-cost, global gold and copper mining company. Based on management's assessment the transaction meets the definition of a business combination as defined by IFRS 3 *Business Combinations*.

Upon completion of the transaction, the following obligations of MAC Copper have been assumed by Harmony:

- The silver purchase agreement (silver stream) with OR Royalties pursuant to which OR Royalties receives refined silver equal to 100% of the payable silver production from CSA and makes ongoing payments equal to 4% of the spot silver price per ounce at the time of delivery (refer to note 15)
- The copper purchase agreement (copper stream) with OR Royalties pursuant to which OR Royalties receives refined copper equal to 2.25% to 4.875% of the payable copper production from CSA, which amounts may be reduced through the exercise of a buy-down option, with OR Royalties making ongoing payments equal to 4% of the spot copper price per tonne at the time of delivery (refer to note 15)
- The royalty deed with Glencore Operations Australia (Pty) Limited (Glencore) pursuant to which Glencore is entitled to a 1.5% net smelter return royalty over the life of the CSA mine (refer to note 12) and
- The sale and purchase agreement between MAC and Glencore relating to US$150 million of contingent payments, where a once-off payment of US$75 million is due in the event that the copper price averages more than US$4.25/lb for 18 continuous months at any stage during the life of the CSA mine and a further once-off payment of US$75 million in the event that the copper price averages more than US$4.50/lb for 24 continuous months during the life of the CSA mine (refer to note 12).

HARMONY
Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 41

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 42 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND) 16 ACQUISITIONS AND BUSINESS COMBINATIONS continued Acquisition of MAC Copper CONTINUED Effective date The last condition precedent for the transaction was fulfilled during October 2025, resulting in an acquisition date of 24 October 2025. Cash generating units identified CSA, with its associated assets and liabilities, was identified as the only CGU. Consideration transferred The consideration for the transaction is a cash payment of US$12.25 per MAC Copper share, amounting to US$1.0 billion (R17.5 billion) paid on 23 October 2025. The amount disclosed in the condensed consolidated cash flow statement for cash paid for the acquisition of MAC Copper is determined as follows: At Figures in million 24 October 2025 (Reviewed) Cash consideration paid 17 480 Cash acquired (420) Net cash paid on 24 October 2025 17 060 Acquisition-related costs The total of R1.4 billion for acquisition costs for the six months ended 31 December 2025 relates to various costs directly attributable to the acquisition process. These costs include stamp duty, attorney and advisory fees. There have also been costs incurred for the integration of the acquired assets into Harmony's existing structures and systems. These costs include project management and consultancy fees. These costs amounted to R16 million for the period ended 31 December 2025 and have been included in Corporate, administration and other expenditure. Identifiable assets acquired and liabilities assumed The fair value exercise was prepared on a provisional basis in accordance with IFRS 3. The values measured on a provisional basis included, inter alia, property, plant and equipment, streaming contract liabilities, contingent consideration liabilities, provision for environmental rehabilitation and the resultant deferred tax associated with these balances. Management is still in the process of gathering and assessing certain information on key estimations and the impact thereof on the provisional fair values. No measurement period adjustments have been recognised for the six-month period ended 31 December 2025. The measurement period ends on 23 October 2026. Any information that materially impacts on amounts previously recorded will be considered when finalising the fair value exercise. Critical estimates and assumptions of business valuations performed The provisional fair value of the identifiable net assets acquired was determined based on the fair value of the consideration transferred for the transaction. This was further supported by the expected discounted cash flows based on the life of mine plan of CSA. Key assumptions for the level 3 fair value measurement of CSA includes real copper prices ranging from US$4.75/lb to US$5.35/lb, real silver prices ranging from US$32.31/oz to US$51.02/oz, real zinc prices ranging from US$1.27/lb to US$1.33/lb, a marketable post-tax real discount rate of 7.75%, US$/A$ exchange rates ranging from US$0.66/A$1 to US$0.69/A$1 and the CSA life-of-mine plan. Mineral resources acquired which were not included in the discounted cash flows were valued using a zinc resource multiple price of US$0.04/lb. The valuation was performed as at 24 October 2025. The tax rates used to calculate deferred tax is based on Australian tax rates and tax laws that have been enacted at acquisition date. The deferred tax rate used as at 24 October 2025 was 30%. ›‹

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 43 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND) 16 ACQUISITIONS AND BUSINESS COMBINATIONS CONTINUED Acquisition of MAC Copper CONTINUED Provisional fair value determination of acquired operations The provisional fair values as at the acquisition date are as follows: At Figures in million 24 October 2025 (Reviewed) Non-current assets Property, plant and equipment 37 623 Other non-current assets 76 Streaming contract assets1 199 Current assets Inventories 432 Trade and other receivables2 303 Cash and cash equivalents 420 Non-current liabilities Deferred tax liabilities 7 478 Provision for environmental rehabilitation 222 Contingent consideration liabilities 860 Other non-current liabilities 107 Streaming contract liabilities 4 617 Current liabilities Borrowings 3 858 Trade and other payables 1 070 Contingent consideration liabilities 2 511 Derivative financial liabilities 503 Streaming contract liabilities 347 Fair value of net identifiable assets acquired at 24 October 2025 (provisional) 17 480 1 This relates to the copper compound derivative, refer to note 15 for further information 2 The gross contractual amounts receivable is equal to the fair value of the receivables as at acquisition date Since the provisional fair value of net identifiable assets acquired is within a reasonable range of the fair value of the consideration transferred, no gain on bargain purchase or goodwill is recognised for the transaction. Performance of acquired operations For the six months ended 31 December 2025, the acquired operation contributed revenue of R480 million and a net loss of R1.2 billion since acquisition date. Should the acquisition have occurred on 1 July 2025, the group’s pro forma consolidated revenue would have been R47.1 billion and pro forma consolidated profit would have been R11.2 billion. The following information was used to determine the revenue and net loss for the acquired operation for the period 1 July 2025 to 31 December 2025: • 1 July 2025 to 24 October 2025: The revenue and net profit per the CSA trial balance for the period 1 July 2025 to 24 October 2025. • 25 October 2025 to 31 December 2025: The revenue and net loss for MAC Copper as included as part of the condensed consolidated income statement for the six months ended 31 December 2025. • The revenue and net loss in A$ terms for the periods 1 July 2025 to 24 October 2025 and 25 October 2025 to 31 December 2025 as determined above, were translated using the average Rand/A$ exchange rate of R11.49/A$1 and R11.21/A$1, respectively. ›‹

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

17. ADDITIONAL CASH FLOW INFORMATION

Figures in million	Six months ended 31 December 2025 (Reviewed)	Six months ended 31 December 2024 (Reviewed)	Year ended 30 June 2025 (Audited)
Reconciliation of profit before taxation to cash generated by operations			
Profit before taxation	**14 170**	10 349	21 206
Adjustments for:			
Amortisation and depreciation	**3 241**	2 428	4 842
Acquisition-related costs	**1 147**	—	—
Reversal of impairment of assets	**(1 074)**	—	—
Share-based payments	**377**	341	699
Net decrease in provision for post-retirement benefits	**—**	(3)	(3)
Payment for the transfer of post-retirement medical benefit liability	**—**	(350)	(350)
Net increase/(decrease) in provision for environmental rehabilitation	**79**	(1)	140
(Profit)/loss on sale of property, plant and equipment	**47**	(8)	(8)
Loss on scrapping of property, plant and equipment	**46**	28	164
Profit from associates	**(59)**	(50)	(106)
Impairment of investments in associate	**—**	23	23
Investment income	**(952)**	(642)	(1 504)
Finance costs	**708**	323	698
Inventory-related adjustments	**(681)**	68	(141)
Foreign exchange translation differences	**(1 438)**	65	(11)
Non-cash portion of losses on derivatives	**1 178**	319	463
Net day one gain included in revenue	**(55)**	(52)	(116)
Fair value movements on streaming arrangements	**861**	—	—
Streaming contract revenue	**—**	(86)	(86)
Silicosis settlement provision – net	**(15)**	(11)	(14)
Contingent consideration remeasurement	**357**	302	830
Copper warrants delivered	**(29)**	—	—
Silver credits delivered	**(30)**	—	—
Other non-cash adjustments	**9**	45	33
Effect of changes in operating working capital items			
(Increase)/decrease in Receivables	**462**	(1 246)	(1 242)
Increase in Inventories	**(128)**	(12)	(273)
Increase/(decrease) in Payables	**(1 143)**	(190)	1 078
Cash generated by operations	**17 078**	11 640	26 322

(a) The increase in cash generated by operations is primarily due to higher revenue earned. The increase was offset by increased hedging losses and an increase in production costs. Refer to note 2 and note 3 respectively for further detail.

(b) Additions to property, plant and equipment:

Figures in million	Six months ended 31 December 2025 (Reviewed)	Six months ended 31 December 2024 (Reviewed)	Year ended 30 June 2025 (Audited)
Capital expenditure – operations	**5 673**	4 353	10 268
Capital and capitalised exploration and evaluation expenditure	**1 726**	82	857
Additions resulting from stripping activities	**718**	371	730
Total additions to property, plant and equipment	**8 117**	4 806	11 855

(c) Cash and cash equivalents comprises cash on hand and demand deposits.

HARMONY
Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 44

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 45 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND) 17. ADDITIONAL CASH FLOW INFORMATION CONTINUED (d) Contingent consideration payments made: Six months ended Year ended Figures in million 31 December 2025 (Reviewed) 31 December 2024 (Reviewed) 30 June 2025 (Audited) Mponeng — — (338) Eva Copper (256) — — CSA copper-linked contingent consideration (1 293) — — Total cash payments made (1 549) — (338) Payments in excess of the initial fair value (operating cash flows) (215) — — Payments relating to initial fair value (investing cash flows) (1 334) — (338) Cash payments to settle contingent consideration arrangements that form part of the consideration transferred in a business combination are classified as investing cash flows, to the extent of the amount recognised at the acquisition date (including any measurement-period adjustments). The acquisition date fair value of contingent consideration arrangements relating to business combinations is part of the aggregate consideration for obtaining control of the underlying net assets. Therefore, unless the obligations are clearly part of the borrowing structure of the group, repayments of the acquisition date fair value are classified as investing activities. Any cash payments in excess of the amount recognised at the acquisition date, i.e. amounts arising from subsequent remeasurement or changes in estimates after the measurement period, are classified as operating cash flows by nature. ›‹

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

18. FINANCIAL RISK MANAGEMENT ACTIVITIES

Foreign exchange risk

Harmony's revenues are sensitive to the R/US$ exchange rate as majority of revenues are denominated in US$. A weakening of the Rand will increase the reported revenue total; conversely a strengthening will decrease it.

Harmony maintains a foreign currency derivative programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. The audit and risk committee reviews the details of the programme quarterly. Refer to note 9 and the fair value determination section below for further detail on these contracts.

The Rand strengthened during the six months ended 31 December 2025 from a closing rate of R17.75/US$1 on 30 June 2025 to R16.56/US$1 on 31 December 2025 (31 December 2024: R18.85/US$1). The strengthening of the Rand resulted in the average locked-in rates being higher than the spot exchange rate at 31 December 2025, which had a positive impact on the contracts that matured during the period as well as those that were outstanding as at 31 December 2025. The appreciation of the Rand and Australian dollar also had a positive impact on the translation of the US$ debt facilities at 31 December 2025.

Translation of the international net assets was impacted by the acquisition of MAC Copper and the strengthening of the Rand against the Australian dollar from R11.68/A$1 at 30 June 2025 to R11.06/A$1 on 31 December 2025 (31 December 2024: R11.70/A$1). This impact was partially offset by the Kina weakening against the Australian dollar from a closing rate of PGK2.72/A$1 on 30 June 2025 to PGK2.84/A$1 on 31 December 2025 (31 December 2024: PGK2.51/A$1). The translation from Kina to Australian dollar and Australian dollar to Rand combined with the average rate at which income statement items were translated at, resulted in a foreign exchange translation loss of R2.3 billion for the period ended 31 December 2025.

The relevant exchange rates traded in the following ranges:

	Six months ended	
	31 December 2025 (Reviewed)	31 December 2024 (Reviewed)
R/US$ foreign exchange rate range for the period	**16.56 – 18.20**	17.10 – 18.85
R/A$ foreign exchange rate range for the period	**11.06 – 11.81**	11.29 – 12.41
A$/PGK foreign exchange rate range for the period	**2.67 – 2.90**	2.49 – 2.75

Commodity price sensitivity

The profitability of the group's operations, and the cash flows generated by those operations, are mainly affected by changes in the market price of gold, silver (in the case of Hidden Valley), uranium (in the case of Moab Khotsong) and copper following the acquisition of MAC Copper. Harmony enters into derivative contracts to manage the variability in cash flows from the group's production, in order to create cash certainty and protect the group against lower commodity prices. During the period under review, the group's cash inflows from uranium were managed by way of a forward contract entered into, whereby uranium prices are predetermined for a limited amount of uranium production. The limit for gold hedging as set by the Board is 30%, 20% and 10% of production in a 12-, 24- and 36-month period, respectively, for contracts going forward. The limit set by the Board is 50% of silver exposure over a 24-month period and 50% for uranium exposure over a 60-month period. As part of the MAC Copper acquisition, Harmony took over the copper derivative contracts related to production at the CSA copper mine. Refer to note 16. The audit and risk committee reviews the details of the programme quarterly. Refer to note 9 and the fair value determination section below for further detail on these contracts.

An increase in the price of gold in US$ terms resulted in the average locked-in gold forward prices being lower than the gold spot price which had a negative impact on the gold forward hedging contracts that matured during the period as well as those that were outstanding as at 31 December 2025. The average cap prices were also lower than the gold spot price of the remaining gold zero cost collar contracts, resulting in a negative valuation as at 31 December 2025.

The average cap prices of the remaining silver zero cost collar contracts were lower than the silver spot price resulting in a negative valuation at 31 December 2025 and moving the asset position at 31 December 2024 to a liability position.

Gold, copper and silver traded in the following ranges:

	Six months ended	
	31 December 2025 (Reviewed)	31 December 2024 (Reviewed)
Gold price range in US$/oz for the period	**3 275 – 4 532**	2 329 – 2 786
Copper price range in US$/tonne for the period	**9 607 – 12 674**	n/a
Silver price range in US$/oz for the period	**36.06 – 79.15**	26.60 – 34.83

Interest rate risk

With inflation rates easing and economies recovering, central banks continued to reduce interest rates during the six months ended 31 December 2025. The group has therefore not entered into interest rate swap agreements as the interest rate risk continues to be assessed as low. Further to this, the decreased interest rates have lowered bond yields and this has resulted in a decrease in discount rates. This impact can be seen in the change in the environmental rehabilitation provision. Refer to note 11 for further information. The audit and risk committee reviews the group's risk exposure quarterly.

HARMONY
Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025
46

// NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

18. FINANCIAL RISK MANAGEMENT ACTIVITIES CONTINUED

Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations in a timely manner. Financial instruments which are subject to credit risk are restricted cash and investments, derivative financial instruments and cash and cash equivalents, all of which are invested with financial institutions that meet the group's policy requirements for credit quality, as well as trade and other receivables (excluding non-financial instruments). In assessing the creditworthiness of local institutions, management uses the national scale long-term ratings.

At 31 December 2025, the national scale investment grade rating of the major South African banks remained unchanged at AA+, which is in line with the group's credit risk policy. An assessment of the expected credit losses (ECLs) for the financial assets measured at amortised cost at 31 December 2025 resulted in an immaterial amount for each instrument. The credit rating of the group's Australian counterparts remained at AA- at 31 December 2025. The assessed ECL remained immaterial.

Management will continue to review the underlying strength of the economies we operate in as well as the creditworthiness of the financial institutions and make any changes deemed necessary to safeguard the assets and reduce the credit risk.

Liquidity risk

At 31 December 2025, current liabilities exceeded current assets, primarily due to short-term interest-bearing borrowings and derivative financial liabilities. These borrowings are expected to be refinanced in the ordinary course of business and the group has access to sufficient committed facilities to meet its obligations as they fall due. The group remains in compliance with all financing covenants, and the directors are satisfied that the group has adequate resources to continue in operational existence for the foreseeable future.

Undrawn committed facilities at 31 December 2025 amounted to R7.5 billion (refer to note 13), providing additional headroom for the group's funding requirements.

Capital risk management

The acquisition of MAC Copper was funded through cash reserves and a bridge loan of US$1.25 billion. The company drew down US$875 million (R15.2 billion) for the acquisition and related costs resulting in an increase in borrowings at 31 December 2025. The group made repayments of R7.2 billion during the six months ended 31 December 2025 (31 December 2024: nil) (30 June 2025: R50 million), decreasing the cash and cash equivalents at 31 December 2025. Refer to note 13 for further details. It remains the group's objective to adhere to a conservative approach to debt and maintain low levels of gearing in order to be well positioned for upcoming capital expenditure on the various growth projects.

Net (debt)/cash is as follows:

	At		
Figures in million	**31 December 2025 (Reviewed)**	**30 June 2025 (Audited)**	**31 December 2024 (Reviewed)**
Cash and cash equivalents	**7 350**	13 101	9 396
Borrowings	**(12 894)**	(1 953)	(2 113)
Net (debt)/cash	**(5 544)**	11 148	7 283

HARMONY
Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 47

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

18. FINANCIAL RISK MANAGEMENT ACTIVITIES continued

Fair value determination

The fair value levels of hierarchy are as follows:

Level 1: Quoted prices (unadjusted) in active markets

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly (that is, as prices) or indirectly (that is, derived from other prices)

Level 3: Inputs for the asset that are not based on observable market data (that is, unobservable inputs).

The following table sets out the group's assets and liabilities measured at fair value by level within the fair value hierarchy:

		At		
Figures in million	**Fair value hierarchy level**	**31 December 2025 (Reviewed)**	**30 June 2025 (Audited)**	**31 December 2024 (Reviewed)**
Fair value through other comprehensive income				
Other non-current assets (a)	Level 1	**76**	—	—
Other non-current assets (a)	Level 3	**105**	107	89
Restricted cash and investments (b)	Level 1	**447**	384	355
Fair value through profit or loss				
Restricted cash and investments (b)	Level 2	**2 022**	1 828	1 652
Derivative financial assets (c)	Level 2	**486**	568	414
Derivative financial liabilities (c)	Level 2	**(12 726)**	(7 747)	(4 404)
Trade and other receivables (d)	Level 2	**358**	86	—
Loan to ARM BBEE Trust (e)	Level 3	**36**	45	53
Contingent consideration liabilities (f)	Level 3	**(3 495)**	(1 457)	(1 267)
Streaming contract liabilities (g)	Level 3	**646**	—	—

(a) The level 1 valued assets comprise of listed equity securities held by MAC Copper and are designated at fair value through other comprehensive income. The level 3 valued instruments comprise mainly of the equity investment in Rand Mutual. The fair value of the investment in Rand Mutual was estimated with reference to an independent valuation. A combination of the "Embedded Valuation" and "Net Asset Value" techniques were applied to revalue the investment at 30 June 2025. In evaluating the group's share of the business, common practice marketability and minority discounts as well as additional specific risk discounts were applied. There are no inputs to the valuation that a reasonably possible change would result in a material change in the fair value of the investment. At 31 December 2025 an updated valuation was not performed as no material changes had occurred.

(b) The level 1 valued assets comprise of listed equity securities designated as fair value through other comprehensive income instruments. The majority of the level 2 valued assets are directly derived from the Top 40 index on the JSE and are discounted at market interest rates. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds. The remaining balance of the environmental trust funds is carried at amortised cost and therefore not disclosed here.

(c) The mark-to-market remeasurement of the derivative contracts (refer to note 9 for further details) was determined as follows:

- Foreign exchange contracts comprise of zero cost collars and forward exchange contracts (FECs): The zero cost collars were valued using a Black-Scholes valuation technique derived from spot Rand/US$ exchange rate inputs, implied volatilities on the Rand/US$ exchange rate, Rand/US$ inter-bank interest rates and discounted at a market interest rate (zero-coupon interest rate curve). The value of the FECs is derived from the forward Rand/US$ exchange rate and discounted at a market interest rate (zero-coupon interest rate curve)
- Rand gold forward sale contracts: spot Rand/US$ exchange rate, Rand and dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at a market interest rate
- US$ gold forward sale contracts: spot US$ gold price, differential between the US interest rate and gold lease interest rate and discounted at a market interest rate
- US$ copper swap contracts: spot US$ copper price, differential between the US interest rate and copper lease interest rate and discounted at a market interest rate
- Silver contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at a market interest rate
- Rand gold zero cost collar contracts: a Black-Scholes valuation technique, derived from spot Rand/US$ exchange rate, spot US$ gold price, Rand and dollar interest rates (forward points) with discounting at the market interest rate (zero-coupon interest rate curve), US$ gold forward rates, time to maturity and implied volatilities
- US$ gold zero cost collar contracts: a Black-Scholes valuation technique, derived from spot US$ gold price, US$ gold forward rates, US$ interest rates with discounting at the market interest rate (zero-coupon interest rate curve), time to maturity and implied volatilities.

(d) The fair value of receivables arising from copper and silver concentrate sales contracts at 31 December 2025 which contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which have the characteristics of a commodity derivative, are classified within Level 2 of the fair value hierarchy.

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 48

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 49 NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND) 18. FINANCIAL RISK MANAGEMENT ACTIVITIES continued Fair value determination continued (e) At 31 December 2025, the fair value movement was calculated using a discounted cash flow model, taking into account forecast dividend payments over the estimated repayment period of the loan at a rate of 11.0% (31 December 2024: 12.0%) (30 June 2025: 11.5%). A 55 basis points (31 December 2024: 60 basis points) (30 June 2025: 28 basis points) change in the discount rate, which would represent a reasonably possible change based on expected movements in lending rates, would not cause a material change in the fair value of the loan. The loan balance forms part of other non-current assets in the condensed consolidated balance sheet. During the six-month period ended 31 December 2025, repayments to the value of R12 million (31 December 2024: R18 million) (30 June 2025: R28 million) were received. (f) Contingent consideration liabilities consist of the following: • Mponeng operation The contingent consideration liability related to the Mponeng operation was determined using the expected gold production profile for Mponeng. At 31 December 2025, the liability was valued at R711 million (31 December 2024: R843 million) (30 June 2025: R676 million), using a discounted cash flow valuation method at a post-tax real rate of 11.8% (31 December 2024: 10.2%) (30 June 2025: 10.8%). Should the expected gold production profile increase by 11.9% or decrease by 11.9%, the contingent consideration liability would increase by R341 million (31 December 2024: R631 million at 15.7%) (30 June 2025: R319 million at 11.5%) or decrease by R341 million (31 December 2024: R500 million at 15.7%) (30 June 2025: R319 million at 11.5%) respectively. This represents reasonably expected changes which were determined based on the average variance between the planned production and the actual production achieved over a number of years. No other reasonably expected changes in key unobservable inputs would have caused a material change in the fair value of the liability. • Eva Copper The consideration for Eva Copper includes contingent consideration valued at R511 million (31 December 2024: R424 million) (30 June 2025: R781 million), using a probability weighted method for the new resource payment and a discounted cash flow valuation for the excess payment, both discounted at a post-tax nominal rate of 11.2% (31 December 2024: 10.8%) (30 June 2025: 11.4%). A long-term copper price of US$4.75/lbs (31 December 2024: US$4.25/lbs) (30 June 2025: US$4.25/lbs) was applied in the valuation. A 10.8% change in the long-term copper price, which would represent a reasonably possible change based on the standard deviation of market analysts long-term forecasts of the copper price, would not cause a material change in the fair value of the contingent consideration. • Copper price‑linked contingent consideration The second contingent copper payment of the copper price‑linked contingent consideration was valued at R1.2 billion, using a probability weighted method. Owing to the elevated copper price environment currently experienced, it is estimated that the second contingent copper payment of US$75 million is highly likely to be triggered within the next 12 months, therefore the contingent consideration has been valued at 31 December 2025 at its expected settlement amount. A 5% change in the short-term copper price, which would represent a reasonably possible change based on the standard deviation of market analysts short-term forecasts of the copper price, would not cause a material change in the fair value of this contingent consideration. The remeasurement of the liability is presented as a separate line item in the condensed consolidated income statement. • NSR royalty The NSR royalty was valued at R1.0 billion, using a discounted cash flow valuation, discounted at a post-tax real discount rate of 7%. The valuation is determined using the present value of the expected discounted cash flows over the expected life-of-mine of CSA. Expected cash flows are determined by making use of market analyst forecasts of the copper price and after deducting for the estimated treatment and refining charges in terms of the existing offtake agreement with Glencore. A 10.8% change in the long-term copper price, which would represent a reasonably possible change based on the standard deviation of market analysts long-term forecasts of the copper price, would not cause a material change in the fair value of the NSR royalty. The remeasurement of the liability is presented as a separate line item in the condensed consolidated income statement. (g) The streaming contract liabilities balance includes a copper compound and silver embedded derivative valued at R26 million and R620 million, respectively. These liabilities were assumed by the group on acquisition of MAC Copper and are measured at fair value through profit or loss. Refer to note 15. • The copper compound derivative relates to the embedded copper price within the copper stream and the buy-down option. The copper compound derivative is valued using a copper future curve simulation valuation model and a Monte-Carlo valuation for the buy-down option at each reporting date. The following key assumptions were used in the valuation of the copper compound derivative: Copper spot price (per tonne) of US$12 504 per tonne, LME Copper implied volatility of 23.0% and own credit spread 8.2%. In isolation, at 31 December 2025, a 5% increase/decrease in copper spot price, which would represent a reasonably possible change based on the standard deviation of market analysts' short-term forecasts of the copper price, would not cause a material change in the fair value of the copper stream embedded derivative liability. • The silver derivative relates to the embedded silver price within the silver stream. The silver derivative is valued using a silver future curve simulation valuation model at each reporting date. The following key assumptions were used in the valuation of the silver derivative: Silver spot price of US$70.13/oz and own credit spread of 7.5%. In isolation, at 31 December 2025, a 10% increase/decrease in silver spot price, which would represent a reasonably possible change based on the standard deviation of market analysts' short-term forecasts of the silver price, would not cause a material change in the fair value of the silver derivative liability. The carrying values (less any impairment allowance) of short-term financial instruments are assumed to approximate their fair values. This includes restricted cash and investments carried at amortised cost. The carrying values of borrowings fairly approximates their fair values, as these values do not differ materially due to the interest payable on the borrowings being set at market-related floating interest rates. ›‹

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

19. COMMITMENTS AND CONTINGENCIES

Figures in million	31 December 2025 (Reviewed)	At 30 June 2025 (Audited)	31 December 2024 (Reviewed)
Capital expenditure commitments			
Contracts for capital expenditure (a)	**15 518**	4 329	3 599
Authorised by the directors but not contracted for (b)	**15 488**	18 462	11 646
Total capital commitments	**31 006**	22 791	15 245

(a) The increase relates mainly to capital commitments of approximately R12 billion for the Eva Copper mine following the final investment decision on 24 November 2025.

(b) The increase from December 2024 relates mainly to reclamation and deposition projects, the Mponeng extension project and the Nooitgedacht TSF construction project, increasing approximately R2.1 billion, R1.4 billion and R1.2 billion respectively. Further to this, approximately R961 million of the increase relates to solar phase 4 implementation projects. This was partially offset by a R1.7 billion decrease in the phase 2 solar project and a R589 million decrease in the Kareerand extension project as these projects near completion.

Contingent liabilities

There were no significant changes during the six-month period ended 31 December 2025. For detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2025.

20. RELATED PARTIES

The following directors and prescribed officers owned shares in Harmony. The balance of shares held is attributable to shares held privately and in terms of the minimum shareholding requirement as set out in our remuneration policy:

	31 December 2025 (Reviewed)	Number of shares 30 June 2025 (Audited)	31 December 2024 (Reviewed)
Name of director/prescribed officer			
Executive directors			
Beyers Nel[1]	**146 501**	111 869	n/a
Boipelo Lekubo	**127 152**	86 985	86 985
Dr Harry Mashego	**98 936**	85 164	86 164
Peter Steenkamp[2]	**n/a**	n/a	623 866
Prescribed officers			
Beyers Nel[1]	**n/a**	n/a	111 869
Anton Buthelezi	**48 700**	27 934	27 934
Marian van der Walt	**93 626**	68 107	68 107
Johannes van Heerden	**114 017**	112 436	112 436
Urishanie Govender	**—**	—	—
Floyd Masemula[3]	**—**	—	n/a
Jaco Boshoff[3]	**—**	—	n/a

1 Previously classified as prescribed officer until appointment as executive director effective 1 January 2025.
2 Resigned as executive director effective 31 December 2024.
3 Classified as prescribed officer effective 1 January 2025.

21. SEGMENT REPORT

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM).

Following the acquisition of the CSA copper mine, our segment reporting has been updated to include copper as an additional commodity, alongside gold. The segment report follows on page 52.

HARMONY
Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025
50

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (RAND)

22. RECONCILIATION OF SEGMENT INFORMATION

Figures in million	Six months ended 31 December 2025 (Reviewed)	Six months ended 31 December 2024 (Reviewed)	Year ended 30 June 2025 (Audited)
Reconciliation of production profit to gross profit			
Revenue per segment report	**43 076**	35 446	70 732
– Revenue per condensed consolidated income statement	**44 400**	37 141	73 896
– Other metal sales treated as by-product credits in the segment report	**(980)**	(1 457)	(2 632)
– Toll treatment services[1]	**(344)**	(238)	(532)
Production costs per segment report	**(22 039)**	(20 410)	(40 523)
– Production costs per condensed consolidated income statement	**(23 019)**	(21 867)	(43 155)
– Other metal sales treated as by-product credits in the segment report	**980**	1 457	2 632
Production profit per segment report	**21 037**	15 036	30 209
Revenue not included in segments	**344**	238	532
Amortisation and depreciation	**(3 241)**	(2 428)	(4 842)
Toll treatment costs[1]	**(266)**	(167)	(368)
Reversal of impairment of assets[2]	**1 074**	—	—
Other cost of sales items	**(639)**	(649)	(1 270)
Gross profit as per condensed consolidated income statement[3]	**18 309**	12 030	24 261

[1] *Refer to note 2 for more detail.*

[2] *Refer to note 7 for more detail.*

[3] *The reconciliation was done up to the first recognisable line item on the condensed consolidated income statement. The reconciliation will follow the condensed consolidated income statement after that.*

Figures in million	At 31 December 2025 (Reviewed)	At 30 June 2025 (Audited)	At 31 December 2024 (Reviewed)
Reconciliation of total segment assets to consolidated property, plant and equipment			
Property, plant and equipment not allocated to a segment			
Mining assets (a)	**1 286**	1 259	1 062
Undeveloped property (b)	**1 206**	4 341	4 345
Other non-mining assets	**631**	776	643
Assets under construction (c)	**6 931**	2 510	1 981
Total	**10 054**	8 886	8 031

(a) These balances relate to Wafi-Golpu assets and assets that provide services to several segments, such as Harmony One Plant.

(b) Undeveloped properties comprise of the Target North and Wafi-Golpu's undeveloped properties. Eva Copper's undeveloped properties were transferred to assets under construction. Refer to (c) below.

(c) Assets under construction consist of the Wafi-Golpu and Eva Copper assets. On 24 November 2025, R2.9 billion undeveloped properties of Eva Copper were transferred to assets under construction following the approval of the final investment decision.

23. SUBSEQUENT EVENTS

(a) On 9 March 2026, a payment of US$75 million was made to Glencore as settlement of the second contingent consideration previously agreed to between MAC Copper Limited and Glencore. This obligation was assumed by Harmony as part of the acquisition. The trigger event was defined as when the average daily London Metal Exchange closing price of copper is greater than US$9 920/t (US$4.50/lb) for any rolling 24-month period. This trigger was met on 3 March 2026.

(b) On 10 March 2026, an interim dividend of 530 SA cents was declared, payable on 28 April 2026.

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 51

SEGMENT REPORT (RAND/METRIC)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (REVIEWED)

	Revenue[1] 31 December		Production cost 31 December		Production profit/(loss) 31 December		Segment assets 31 December		Capital expenditure# 31 December		Production* 31 December		Tonnes milled* 31 December	
	2025	2024	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024
	R million		R million		R million		R million		R million		Au kg / Cu t		t'000	
Gold														
South Africa														
Underground														
Moab Khotsong	**4 934**	4 611	**3 015**	2 561	**1 919**	2 050	**9 117**	6 458	**1 260**	663	**2 613**	3 253	**401**	380
Mponeng	**10 028**	8 352	**4 071**	3 668	**5 957**	4 684	**6 892**	5 286	**1 104**	1 034	**5 152**	5 732	**475**	501
Tshepong North	**3 244**	2 277	**1 740**	1 583	**1 504**	694	**3 690**	2 430	**356**	314	**1 737**	1 586	**401**	354
Tshepong South	**2 558**	1 925	**1 622**	1 470	**936**	455	**2 627**	2 454	**271**	268	**1 383**	1 342	**235**	223
Doornkop	**2 817**	2 230	**1 738**	1 543	**1 079**	687	**4 930**	4 199	**475**	414	**1 427**	1 542	**434**	388
Joel	**1 416**	1 436	**1 008**	981	**408**	455	**1 414**	1 386	**144**	134	**759**	1 001	**203**	219
Target 1	**1 515**	1 119	**1 324**	1 287	**191**	(168)	**2 025**	2 058	**170**	271	**800**	797	**217**	231
Kusasalethu	**3 229**	2 795	**2 268**	2 059	**961**	736	**724**	658	**170**	241	**1 679**	1 922	**269**	297
Masimong	**1 463**	1 285	**1 088**	1 023	**375**	262	**63**	16	**39**	40	**785**	895	**222**	232
Surface														
Mine Waste Solutions	**2 517**	2 087	**1 220**	1 033	**1 297**	1 055	**4 949**	4 045	**428**	523	**1 349**	1 653	**12 466**	11 363
All other surface operations	**4 348**	3 695	**2 000**	1 985	**2 348**	1 709	**2 021**	1 364	**383**	137	**2 200**	2 603	**8 484**	9 872
Total South Africa	**38 069**	31 812	**21 094**	19 193	**16 975**	12 619	**38 452**	30 354	**4 800**	4 039	**19 884**	22 326	**23 807**	24 060
International														
Hidden Valley	**4 590**	3 634	**726**	1 217	**3 864**	2 417	**5 273**	5 618	**1 312**	686	**2 638**	2 490	**1 718**	1 885
Total international	**4 590**	3 634	**726**	1 217	**3 864**	2 417	**5 273**	5 618	**1 312**	686	**2 638**	2 490	**1 718**	1 885
Total gold	**42 659**	35 446	**21 820**	20 410	**20 839**	15 036	**43 725**	35 972	**6 112**	4 725	**22 522**	24 816	**25 525**	25 945
Copper														
International														
CSA Mine	**417**	—	**219**	—	**198**	—	**35 997**	—	**279**	—	**3 913**	—	**120**	—
Total international	**417**	—	**219**	—	**198**	—	**35 997**	—	**279**	—	**3 913**	—	**120**	—
Total copper	**417**	—	**219**	—	**198**	—	**35 997**	—	**279**	—	**3 913**	—	**120**	—
Total operations	**43 076**	35 446	**22 039**	20 410	**21 037**	15 036	**79 722**	35 972	**6 391**	4 725				
Reconciliation of the segment information to the consolidated income statement and balance sheet	**1 324**	1 695	**980**	1 457	**344**	238	**10 054**	8 031	**—**	—				
	44 400	37 141	**23 019**	21 867	**21 381**	15 274	**89 776**	44 003	**6 391**	4 725				

\# *Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of R1.7 billion (2024: R81 million).*

* *Production statistics are unaudited.*

[1] *Segment revenue consists of revenue from the sale of gold, copper, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 52

SEGMENT REPORT (RAND/METRIC) continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (REVIEWED)

	Revenue[1] 30 June 2025 R million	Production cost 30 June 2025 R million	Production profit/(loss) 30 June 2025 R million	Segment assets 30 June 2025 R million	Capital expenditure[#] 30 June 2025 R million	Kilograms produced* 30 June 2025 kg	Tonnes milled* 30 June 2025 t'000
Gold							
South Africa							
Underground							
Moab Khotsong	9 455	5 229	4 226	8 023	2 427	6 184	753
Mponeng	16 079	7 037	9 042	6 051	2 043	10 370	920
Tshepong North	4 447	3 107	1 340	2 553	695	2 900	673
Tshepong South	4 233	2 917	1 316	2 584	570	2 739	448
Doornkop	4 158	3 243	915	4 519	914	2 720	742
Joel	2 484	1 876	608	1 437	270	1 634	374
Target 1	2 161	2 534	(373)	2 067	491	1 387	391
Kusasalethu	5 594	4 003	1 591	690	461	3 629	544
Masimong	2 245	1 980	265	62	111	1 478	424
Surface							
Mine Waste Solutions	4 458	2 220	2 238	4 563	1 061	2 996	23 054
All other surface operations	7 495	3 921	3 574	1 479	334	4 879	18 787
Total South Africa	62 809	38 067	24 742	34 028	9 377	40 916	47 110
International							
Hidden Valley	7 923	2 456	5 467	5 355	1 620	5 107	3 787
Total international	7 923	2 456	5 467	5 355	1 620	5 107	3 787
Total operations	70 732	40 523	30 209	39 383	10 998	46 023	50 897
Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 22)	3 164	2 632	532	38 120	—	—	—
	73 896	43 155	30 741	77 503	10 998	46 023	50 897

[#] *Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of R857 million.*

* *Production statistics are unaudited.*

[1] *Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 53

CONDENSED CONSOLIDATED INCOME STATEMENT (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Six months ended 31 December 2025	Six months ended 31 December 2024	Year ended 30 June 2025
Revenue	**2 557**	2 071	4 071
Cost of sales	**(1 500)**	(1 399)	(2 735)
Production costs	**(1 326)**	(1 219)	(2 378)
Amortisation and depreciation	**(187)**	(135)	(267)
Reversal of impairment of assets	**65**	—	—
Other items	**(52)**	(45)	(90)
Gross profit	**1 057**	672	1 336
Corporate, administration and other expenditure	**(62)**	(48)	(91)
Exploration expenditure	**(16)**	(30)	(50)
Losses on derivatives	**(60)**	(7)	(3)
Foreign exchange translation gain/(loss)	**40**	(6)	(6)
Contingent consideration remeasurement	**(21)**	(17)	(46)
Other operating income/(expenses)	**(8)**	(5)	(19)
Operating profit	**930**	559	1 121
Acquisition-related costs	**(79)**	—	(2)
Share of profits from associates	**3**	3	6
Impairment of investments in associate	**—**	(1)	(1)
Fair value movements on streaming arrangements	**(50)**	—	—
Investment income	**55**	36	83
Finance costs	**(41)**	(18)	(38)
Profit before taxation	**818**	579	1 169
Taxation	**(249)**	(134)	(367)
Current taxation	**(206)**	(107)	(230)
Deferred taxation	**(43)**	(27)	(137)
Net profit for the period	**569**	445	802
Attributable to:			
Non-controlling interest	**5**	4	9
Owners of the parent	**564**	441	793
Earnings per ordinary share (cents)			
Basic earnings	**90**	71	127
Diluted earnings	**89**	70	126

The currency conversion average rates for the six months ended 31 December 2025: US$1 = R17.36 (31 December 2024: US$1 = R17.94) (30 June 2025 US$1 = R18.15). The reversal of impairment of assets for the six months ended 31 December 2025 was converted at a conversion rate of US$1 = R16.56.

Note on convenience translations

The requirements of IAS 21 *The Effects of the Changes in Foreign Exchange Rates* have not necessarily been applied in the translation of the US Dollar financial statements presented on page 54 to 59.

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 54

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Six months ended 31 December 2025	31 December 2024	Year ended 30 June 2025
Net profit for the period	**569**	445	802
Other comprehensive income for the period, net of income tax	**(315)**	(143)	(308)
Items that may be reclassified subsequently to profit or loss:	**(318)**	(144)	(312)
Foreign exchange translation loss	**(135)**	(13)	(45)
Remeasurement of gold hedging contracts	**(183)**	(131)	(267)
Items that will not be reclassified to profit or loss	**3**	1	4
Total comprehensive income for the period	**254**	302	494
Attributable to:			
Non-controlling interest	**5**	4	9
Owners of the parent	**249**	298	485

The currency conversion average rates for the six months ended 31 December 2025: US$1 = R17.36 (31 December 2024: US$1 = R17.94) (30 June 2025 US$1 = R18.15).

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Share capital	Retained earnings/ (Accumulated loss)	Other reserves	Non-controlling interest	Total
Balance – 1 July 2025	**1 988**	**881**	**44**	**16**	**2 929**
Share-based payments	**—**	**—**	**22**	**—**	**22**
Net profit for the period	**—**	**589**	**—**	**5**	**594**
Other comprehensive income for the period	**—**	**—**	**(331)**	**—**	**(331)**
Dividend paid	**—**	**(60)**	**—**	**(2)**	**(62)**
Balance – 31 December 2025	**1 988**	**1 410**	**(265)**	**19**	**3 152**
Balance – 1 July 2024	1 747	119	297	10	2 173
Share-based payments	—	—	19	—	19
Net profit for the period	—	417	—	4	421
Other comprehensive income for the period	—	—	(136)	—	(136)
Dividend paid	—	(32)	—	(2)	(34)
Balance – 31 December 2024	1 747	504	180	12	2 443

The currency conversion closing rates for the six months ended 31 December 2025: US$1 = R16.56 (31 December 2024: US$1 = R18.85).

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 55

CONDENSED CONSOLIDATED BALANCE SHEET (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	At 31 December 2025	30 June 2025	31 December 2024
ASSETS			
Non-current assets			
Property, plant and equipment	**5 421**	2 719	2 334
Intangible assets	**—**	—	1
Restricted cash and investments	**453**	395	370
Investments in associates	**15**	11	7
Deferred tax assets	**9**	6	9
Other non-current assets	**27**	20	17
Derivative financial assets	**12**	13	8
Total non-current assets	**5 937**	3 164	2 746
Current assets			
Inventories	**293**	215	187
Restricted cash and investments	**3**	3	2
Trade and other receivables	**227**	225	207
Derivative financial assets	**17**	19	14
Cash and cash equivalents	**444**	738	498
Total current assets	**984**	1 200	908
Total assets	**6 921**	4 364	3 654
EQUITY AND LIABILITIES			
Share capital and reserves			
Attributable to equity holders of the parent company	**3 133**	2 717	2 431
Share capital and premium	**1 988**	1 855	1 747
Other reserves	**(265)**	40	180
Retained earnings	**1 410**	822	504
Non-controlling interest	**19**	16	12
Total equity	**3 152**	2 733	2 443
Non-current liabilities			
Deferred tax liabilities	**718**	252	168
Provision for environmental rehabilitation	**409**	344	299
Other provisions	**12**	11	13
Borrowings	**99**	107	108
Contingent consideration liabilities	**114**	55	49
Other non-current liabilities	**24**	16	16
Derivative financial liabilities	**280**	151	65
Streaming contract liabilities	**297**	—	—
Total non-current liabilities	**1 953**	936	718
Current liabilities			
Other provisions	**4**	4	1
Borrowings	**680**	3	5
Trade and other payables	**515**	376	300
Contingent consideration liabilities	**97**	27	18
Derivative financial liabilities	**488**	285	169
Streaming contract liabilities	**32**	—	—
Total current liabilities	**1 816**	695	494
Total equity and liabilities	**6 921**	4 364	3 654

The condensed consolidated balance sheet for 31 December 2025 converted at a conversion rate of US$1 = R16.56 (30 June 2025: US$1 = R17.75) (31 December 2024: US$1 = R18.85).

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 56

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

Figures in million	Six months ended 31 December 2025	Six months ended 31 December 2024	Year ended 30 June 2025
CASH FLOW FROM OPERATING ACTIVITIES			
Cash generated by operations	**984**	649	1450
Dividends received	**—**	3	3
Interest received	**30**	20	45
Interest paid	**(32)**	(7)	(14)
Income and mining taxes paid	**(171)**	(96)	(236)
Payment of contingent consideration liability in excess of acquisition date fair value	**(12)**	—	—
Cash generated from operating activities	**799**	569	1248
CASH FLOW FROM INVESTING ACTIVITIES			
Increase in restricted cash and investments	**(1)**	(10)	(20)
Amounts refunded from restricted cash and investments	**—**	—	31
Payments of contingent consideration liability relating to acquisition date fair value	**(77)**	—	(19)
ARM BBEE Trust loan repayment	**1**	1	2
Acquisition of MAC Copper operations and related assets	**(983)**	—	—
Proceeds from disposal of property, plant and equipment	**4**	—	1
Additions to property, plant and equipment	**(468)**	(268)	(653)
Cash utilised by investing activities	**(1 524)**	(277)	(658)
CASH FLOW FROM FINANCING ACTIVITIES			
Borrowings raised	**877**	13	12
Borrowings repaid	**(413)**	—	(3)
Lease payments	**(8)**	(8)	(116)
Dividends paid	**(59)**	(35)	(16)
Cash generated/(utilised) by financing activities	**397**	(30)	(123)
Foreign currency translation adjustments	**34**	(22)	13
Net increase/(decrease) in cash and cash equivalents	**(294)**	240	480
Cash and cash equivalents – beginning of period	**738**	258	258
Cash and cash equivalents – end of period	**444**	498	738

The currency conversion average rates for the six months ended 31 December 2025: US$1 = R17.36 (31 December 2024: US$1 = R17.94) (30 June 2025: US$1 = R18.15). The closing balance translated at closing rate of 31 December 2025: US$1 = R16.56 (30 June 2025: US$1 = R17.75) (31 December 2024: US$1: = R18.85).

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 57

SEGMENT REPORT (US$/IMPERIAL)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED)

	Revenue[1] 31 December US$ million		Production cost 31 December US$ million		Production profit/(loss) 31 December US$ million		Segment assets 31 December US$ million		Capital expenditure[#] 31 December US$ million		Production[*] 31 December Au oz / Cu lbs'000		Tons milled[*] 31 December t'000	
	2025	2024	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024	**2025**	2024
Gold														
South Africa Underground														
Moab Khotsong	**284**	257	**174**	143	**110**	114	**550**	343	**73**	37	**84 010**	104 587	**442**	419
Mponeng	**578**	466	**234**	205	**344**	261	**416**	280	**64**	58	**165 640**	184 288	**523**	553
Tshepong North	**187**	127	**100**	88	**87**	39	**223**	129	**20**	18	**55 846**	50 991	**443**	391
Tshepong South	**147**	107	**93**	82	**54**	25	**159**	130	**16**	15	**44 464**	43 146	**259**	246
Doornkop	**162**	124	**100**	86	**62**	38	**298**	223	**27**	23	**45 879**	49 577	**479**	428
Joel	**82**	80	**58**	55	**24**	25	**85**	74	**8**	7	**24 403**	32 183	**224**	242
Target 1	**87**	62	**76**	72	**11**	(9)	**122**	109	**10**	15	**25 721**	25 624	**239**	255
Kusasalethu	**186**	156	**131**	115	**55**	41	**44**	35	**10**	13	**53 981**	61 794	**296**	327
Masimong	**84**	72	**63**	57	**21**	15	**4**	1	**2**	2	**25 238**	28 775	**245**	256
Surface														
Mine Waste Solutions	**145**	116	**70**	58	**75**	59	**299**	215	**25**	29	**43 372**	53 145	**13 746**	12 531
All other surface operations	**251**	207	**116**	110	**135**	96	**122**	72	**22**	8	**70 731**	83 689	**9 354**	10 886
Total South Africa	**2 193**	1 773	**1 215**	1 071	**978**	704	**2 322**	1 611	**277**	225	**639 285**	717 799	**26 250**	26 534
International														
Hidden Valley	**264**	203	**42**	67	**222**	134	**318**	298	**76**	38	**84 814**	80 055	**1 894**	2 079
Total international	**264**	203	**42**	67	**222**	134	**318**	298	**76**	38	**84 814**	80 055	**1 894**	2 079
Total gold	**2 457**	1 976	**1 257**	1 138	**1 200**	838	**2 640**	1 909	**353**	263	**724 099**	797 854	**28 144**	28 613
Copper														
International														
CSA Mine	**24**	—	**13**	—	**11**	—	**2 173**	—	**16**	—	**8 627**	—	**132**	—
Total international	**24**	—	**13**	—	**11**	—	**2 173**	—	**16**	—	**8 627**	—	**132**	—
Total copper	**24**	—	**13**	—	**11**	—	**2 173**	—	**16**	—	**8 627**	—	**132**	—
Total operations	**2 481**	1 976	**1 270**	1 138	**1 211**	838	**4 813**	1 909	**369**	263				

[#] *Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of US$99 million (2024: US$5 million).*

[*] *Production statistics are unaudited and not reviewed.*

[1] *Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 58

SEGMENT REPORT (US$/IMPERIAL) continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025 (CONVENIENCE TRANSLATION) (UNAUDITED AND UNREVIEWED) continued

	Revenue[1] 30 June 2025 US$ million	Production cost 30 June 2025 US$ million	Production profit/(loss) 30 June 2025 US$ million	Segment assets 30 June 2025 US$ million	Capital expenditure[#] 30 June 2025 US$ million	Ounces produced* 30 June 2025 oz	Tons milled* 30 June 2025 t'000
South Africa Underground							
Moab Khotsong	521	288	233	452	134	198 820	830
Mponeng	886	388	498	341	113	333 402	1 015
Tshepong North	245	171	74	144	38	93 237	743
Tshepong South	233	161	72	146	31	88 061	494
Doornkop	229	179	50	255	50	87 450	818
Joel	137	103	34	81	15	52 534	412
Target 1	119	140	(21)	116	27	44 593	432
Kusasalethu	308	221	88	39	25	116 675	599
Masimong	124	109	15	4	6	47 519	468
Surface							
Mine Waste Solutions	246	122	123	257	58	96 323	25 423
All other surface operations	412	215	197	83	20	156 864	20 717
Total South Africa	3 460	2 097	1 363	1 918	517	1 315 478	51 951
International							
Hidden Valley	436	135	301	302	89	164 193	4 177
Total international	436	135	301	302	89	164 193	4 177
Total operations	3 896	2 232	1 664	2 220	606	1 479 671	56 128

[#] *Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu and Eva Copper of US$47 million.*

* *Production statistics are unaudited and not reviewed.*

[1] *Segment revenue consists of revenue from the sale of gold, realised gains or losses of the hedge-accounted gold derivatives and, for Mine Waste Solutions, the non-cash consideration of the streaming arrangement.*

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 59

DEVELOPMENT RESULTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025

METRIC

	Reef meters	Sampled meters	CHANNEL Width (cm's)	CHANNEL Value (g/t)	CHANNEL Gold (cmg/t)
Tshepong North					
Basal	319	258	7.57	202.40	1533
B Reef	81	70	126.77	11.14	1 412
All Reefs	**399**	**328**	**33.01**	**45.65**	**1 507**
Tshepong South					
Basal	272	296	53.58	37.98	2035
B Reef	269	272	65.49	11.91	780
All Reefs	**541**	**568**	**59.29**	**24.19**	**1 434**
Doornkop					
South Reef	999	804	60.92	12.37	754
All Reefs	**999**	**804**	**60.92**	**12.37**	**754**
Kusasalethu					
VCR Reef	163	146	16.85	89.61	1 510
All Reefs	**163**	**146**	**16.85**	**89.61**	**1 510**
Target 1					
Elsburg/Dryerskuil	114	130	263.43	3.19	841
All Reefs	**114**	**130**	**263.43**	**3.19**	**841**
Masimong 5					
Basal	309	252	114.01	7.77	886
B Reef*	587	558	122.76	26.42	3 243
All Reefs	**896**	**810**	**120.04**	**20.91**	**2 510**
Joel					
Beatrix	528	456	111.34	8.60	958
All Reefs	**528**	**456**	**111.34**	**8.60**	**958**
Moab Khotsong					
Vaal Reef	158	132	146.85	17.98	2 640
C Reef	—	—	—	—	—
All Reefs	**158**	**132**	**146.85**	**17.98**	**2 640**
Mponeng					
VCR	323	238	74.71	23.42	1 750
Carbon Leader	200	210	81.94	32.12	2 632
All Reefs	**523**	**448**	**78.10**	**27.70**	**2 163**

	Reef meters	Sampled meters	CHANNEL Width (cm's)	CHANNEL Value (g/t)	CHANNEL Gold (cmg/t)
Total Harmony					
Basal	899	806	57.75	26.24	1 515
Beatrix	528	456	111.34	8.60	958
B Reef	937	900	105.77	22.28	2 356
Elsburg/Dryerskuil	114	130	263.43	3.19	841
Vaal Reef	158	132	146.85	17.98	2 640
South Reef	999	804	60.92	12.37	754
VCR	486	384	52.71	31.46	1 658
Carbon Leader	200	210	81.94	32.12	2 632
C Reef	—	—	—	—	—
All Reefs	**4 320**	**3 822**	**87.01**	**18.14**	**1 578**

Rounding of numbers may result in slight computational discrepancies.

* *B Reef drive metres not included in linear reef metres.*

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 60

DEVELOPMENT RESULTS continued

FOR THE SIX MONTHS ENDED 31 DECEMBER 2025

IMPERIAL

	Reef	Sampled	CHANNEL		
	feet	feet	Width (inch)	Value (oz/t)	Gold (in.oz/t)
Tshepong North					
Basal	1 045	847	3.00	5.87	18
B Reef	265	230	50.00	0.32	16
All Reefs	**1 310**	**1 076**	**13.00**	**1.33**	**17**
Tshepong South					
Basal	891	971	21.00	1.11	23
B Reef	883	892	26.00	0.34	9
All Reefs	**1 773**	**1 864**	**23.00**	**0.72**	**16**
Doornkop					
South Reef	3 278	2 638	24.00	0.36	9
All Reefs	**3 278**	**2 638**	**24.00**	**0.36**	**9**
Kusasalethu					
VCR Reef	534	479	7.00	2.48	17
All Reefs	**534**	**479**	**7.00**	**2.48**	**17**
Target 1					
Elsburg/Dryerskuil	374	427	104.00	0.09	10
All Reefs	**374**	**427**	**104.00**	**0.09**	**10**
Masimong 5					
Basal	1 012	827	45.00	0.23	10
B Reef*	1 926	1 831	48.00	0.78	37
All Reefs	**2 938**	**2 658**	**47.00**	**0.61**	**29**
Joel					
Beatrix	1 734	1 496	44.00	0.25	11
All Reefs	**1 734**	**1 496**	**44.00**	**0.25**	**11**
Moab Khotsong					
Vaal Reef	518	433	58.00	0.52	30
C Reef	—	—	—	—	—
All Reefs	**518**	**433**	**58.00**	**0.52**	**30**
Mponeng					
VCR	1 059	781	29.00	0.69	20
Carbon Leader	655	689	32.00	0.94	30
All Reefs	**1 715**	**1 470**	**31.00**	**0.80**	**25**

	Reef	Sampled	CHANNEL		
	feet	feet	Width (inch)	Value (oz/t)	Gold (in.oz/t)
Total Harmony					
Basal	2 948	2 644	23.00	0.76	17
Beatrix	1 734	1 496	44.00	0.25	11
B Reef	3 074	2 953	42.00	0.64	27
Elsburg/Dryerskuil	374	427	104.00	0.09	10
Vaal Reef	518	433	58.00	0.52	30
South Reef	3 278	2 638	24.00	0.36	9
VCR	1 594	1 260	21.00	0.91	19
Carbon Leader	655	689	32.00	0.94	30
C Reef	—	—	—	—	—
All Reefs	**14 174**	**12 540**	**34.00**	**0.53**	**18**

Rounding of numbers may result in slight computational discrepancies.

* *B Reef drive metres not included in linear reef metres.*

HARMONY

Harmony Gold Mining Company Limited | Interim results for the six-month period ended **31 December 2025** 61

Harmony Gold Mining Company Limited | Interim results for the six-month period ended 31 December 2025 62 Harmony Gold Mining Company Limited’s statement of Mineral Resources and Mineral Reserves as at 30 June 2025 is produced in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC). It should be noted that the Mineral Resources are reported inclusive of the Mineral Reserves. No material change to Mineral Resources and Mineral Reserves has taken place since the disclosure made as at 30 June 2025. In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility as competent person for the compilation and reporting of Mineral Resources and Mineral Reserves at their operations. In Papua New Guinea and Australia, competent persons are appointed for the Mineral Resources and Mineral Reserves for specific projects and operations. The Mineral Resources and Mineral Reserves in this report are based on information compiled by the following competent persons: Mineral Resources and Mineral Reserves of South Africa: Theo van Dyk, BSc (Hons), Pr.Sci.Nat, MGSSA, has 27 years relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the Geological Society of South Africa (GSSA). Theo van Dyk Physical address: Postal address: Randfontein Office Park Corner of Main Reef Road and Ward Avenue Randfontein South Africa PO Box 2 Randfontein 1760 South Africa Mineral Resources and Mineral Reserves of Papua New Guinea and Australia: Gregory Job, BSc (Geo), MSc (Min Econ), F AusIMM, has 37 years relevant experience and is a Fellow of the Australian Institute of Mining and Metallurgy (AusIMM) South East Asia. Greg Job Physical address: Postal address: Level 2, 189 Coronation Drive Milton, Queensland 4064 Australia PO Box 1562 Milton, Queensland 4064 Australia Both these competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears. COMPETENT PERSON'S DECLARATION HARMONY GOLD MINING COMPANY LIMITED Harmony Gold Mining Company Limited was incorporated and registered as a public company in South Africa on 25 August 1950 Registration number: 1950/038232/06 CORPORATE OFFICE Randfontein Office Park PO Box 2, Randfontein, 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za DIRECTORS Dr PT Motsepe* (chairman), KT Nondumo*^ (deputy chairman), Dr M Msimang*^ (lead independent director), BB Nel (chief executive officer), BP Lekubo (financial director), Dr HE Mashego (executive director) M Gule*^, FJ Lombard*^, Z Matlala*^, M Moshe*^, B Nqwababa*^, VP Pillay*^, MJ Prinsloo*^, GR Sibiya*^, PL Turner*^ * Non-executive ^ Independent COMPANY SECRETARY SS Mohatla E-mail queries: companysecretariat@harmony.co.za Telephone: +27 11 411 2359 INVESTOR RELATIONS E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 6073 or +27 82 746 4120 DIRECTORATE AND ADMINISTRATION TRANSFER SECRETARIES JSE Investor Services (Proprietary) Limited (Registration number 2000/007239/07) 19 Ameshoff Street, 13th Floor, Hollard House, Braamfontein PO Box 4844, Johannesburg, 2000, South Africa E-mail: info@jseinvestorservices.co.za Telephone: +27 86 154 6572 Fax: +27 86 674 4381 AMERICAN DEPOSITARY RECEIPTS American Depositary Receipts Deutsche Bank Trust Company Americas c/o Equiniti Trust Company LLC, Peck Slip Station, PO Box 2050, New York, NY10271-2050 Email: db@astfinancial.com Toll free (within US): (886) 249 2593 Int: +1 718 921 8137 Fax: +1 718 921 8334 SPONSOR J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503 TRADING SYMBOLS ISIN: ZAE000015228 HARMONY’S ANNUAL REPORTS Harmony’s Integrated Report, and its report suite filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2025, are available on our website (www.harmony.co.za/invest). ›‹

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Harmony Gold Mining Company Limited Date: March 11, 2026 By: /s/ Boipelo Lekubo Name: Boipelo Lekubo Title: Financial Director